OLD REPUBLIC International Corporation

P.E. 12-31-05

06034283

2005 Annual Report To The Shareholders

Contents

OFFICERS

Charles S. Boone
Senior Vice President - Investments and Treasurer

James A. Kellogg
Senior Vice President/ General Insurance; President of Old Republic Insurance Company

Spencer LeRoy III
Senior Vice President, Secretary and General Counsel

Karl W. Mueller
Senior Vice President and Chief Financial Officer

Christopher Nard
Senior Vice President/ Mortgage Guaranty; President of Republic Mortgage Insurance Company

Rande K. Yeager
Senior Vice President/ Title Insurance; President of Old Republic National Title Insurance Company

Aldo C. Zucaro
Chairman of the Board, President and Chief Executive Officer

DIRECTORS

Harrington Bischof
President
Pandora Capital Corporation

Jimmy A. Dew
Sales Group Manager and Vice Chairman
Republic Mortgage Insurance Company

John M. Dixon
Partner (Retired)
Chapman and Cutler
Attorneys, Chicago, IL

Peter Lardner
Chairman (Retired)
Bituminous Casualty Corporation

Wilbur S. Legg
Partner (Retired)
Lord, Bissell & Brook
Attorneys, Chicago, IL

John W. Popp
Partner (Retired)
KPMG LLP
Accountants

William A. Simpson
Chairman
Republic Mortgage Insurance Company

Arnold L. Steiner
President (Retired)
Steiner Bank,
Birmingham, AL

Fredricka Taubitz
Executive Vice President and Chief Financial Officer (Retired) Zenith National Insurance Corporation

Charles F. Titterton
Insurance Group Director (Retired)
Standard & Poor's Corporation

Dennis P. Van Mieghem
Partner (Retired)
KPMG LLP
Accountants

William G. White, Jr.
President (Retired)
The First Federal Savings Bank,
Winston-Salem, NC

Aldo C. Zucaro
Chairman of the Board, President and Chief Executive Officer
Old Republic International Corporation

Old Republic Common Share Statistics

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Net income: Basic	**$ 2.40**	$ 1.91	$ 2.02	$ 1.74	$ 1.56	$ 1.33	$ .94	$ 1.26	$ 1.18	$ .92
Diluted	**2.37**	1.89	2.01	1.73	1.54	1.32	.94	1.24	1.12	.85
Book value	**17.53**	16.94	15.65	13.96	12.48	11.00	9.59	9.21	8.31	7.77
Cash dividends paid (a)	**1.31**	.40	.89	.34	.31	.29	.26	.21	.18	.15
Closing price	**$ 21.01**	$20.24	$ 20.29	$ 14.93	$ 14.93	$ 17.06	$ 7.27	$ 12.00	$ 13.22	$ 9.51
Ratio of closing price:										
To book value	**1.2x**	1.2x	1.3x	1.1x	1.2x	1.6x	0.8x	1.3x	1.6x	1.2x
To net income -Diluted	**8.9x**	10.7x	10.1x	8.7x	9.7x	13.0x	7.8x	9.7x	11.8x	11.2x
Return on equity	**14.3%**	12.2%	14.6%	14.1%	14.2%	13.5%	9.8%	15.0%	15.6%	13.8%

(a) Special cash dividends of $.800 and $.534 per share were paid in December 2005 and 2003, respectively.

Letter To The Shareholders

In its 82nd year of business, Old Republic posted all-time-high revenues, operating earnings, and net income. Net income of $551.4 million was greatly additive to our shareholders' account, returning 14.3% on beginning equity. In recognition of the Company's greater capital resources, the Board of Directors, shortly before year-end 2005, approved a special cash dividend of $183.6 million, or 80 cents, per common share. This payment rewards all shareholders proportionately; we see it as a sensible way of releasing accumulated earnings in excess of those currently necessary for the secure long-term management and growth of our business.

Our three major business segments contributed to varying degrees to consolidated top and bottom line results in 2005. To be sure, our reaching higher levels of financial performance was in part due to the receipt early in 2005 of an income tax recovery from final resolution of tax issues dating from 1988 to 1990. Moreover, 2005 year-over-year earnings comparisons benefited from the absence of certain special and non-recurring charges that affected 2004 operating results. The following are highlights of 2005 performance:

- Operating revenues from our balanced book of business grew 8.6% to $3.74 billion.
- Net income crossed the half-billion-dollar mark for the first time in Old Republic's history.
- Year-over-year development of prior years' consolidated claim reserves once again reflected a favorable outcome, lending credence to the quality of reported earnings and the substance of the shareholders' account.
- All-time-high operating cash flow drove our invested asset base to nearly $8 billion, notwithstanding the disbursement of the above-noted special cash dividend.
- Greater operating cash flow also largely was responsible for the 9.2% increase in consolidated assets to $11.5 billion.
- Total annual return on shareholders' equity, which combines the year-over-year increase in book value per share and the total cash dividend yield for the year grew to 11.2%, from 10.8% in 2004.

These achievements once again underline the value of a business model anchored to basic insurance principles. The three major operating segments that compose our single business of insurance are well positioned to lead interdependently to earnings sustainability. Although we always are mindful of evaluating opportunities to enhance this model, we are convinced that its current structure contains solid potential for long-term performance.

Operating Segment Results

Old Republic General Insurance Group which incorporates the largest number of coverages and types of risk we underwrite, was the Company's greatest source of consolidated revenues and pretax operating income for the second year running. For the fourth consecutive year, this segment's earnings were grounded on positive underwriting results. The 2005 composite underwriting ratio was a highly favorable 91.5%. The composite underwriting ratio averaged 93.8% for the latest four years and 99.4% for the most recent decade.

Old Republic's industry-beating underwriting performance continues to reflect our focus on the basics of our business and the benefits of industry and insurance coverage specialization. Leaving aside the multifaceted insurance services we provide to large industrial and service organizations, we are otherwise focused on relatively few sectors of the U.S. economy. Most of the coverages we underwrite are categorized as liability rather than property insurance. Our relatively minor exposures to property insurance as such and to the nation's coastal areas insulated Old Republic's underwriting results from the ravages of a particularly violent hurricane season in 2005.

A significant financial achievement of the year was the posting of $1.80 billion in net general insurance premiums earned, which reflected 11.2% growth from 2004 volume. This new top-line record brought to fruition our early 2001 objective of doubling our general insurance business in five years. Most of our specialized operating centers contributed to this accomplishment. We took advantage of markets that permitted favorable product pricing and terms of coverage, as well as responded to Old Republic's promise of solid financial security. The expansion of our geographical reach and distribution channels also helped us fulfill this objective.

Old Republic Mortgage Guaranty Group rebounded in 2005. Although investment income grew at a faster clip, most of the earnings improvement stemmed from the basic insurance underwriting and related service functions of the Company. Net premiums earned increased by mid-single digits largely due to greater production of bulk business and a higher average premium rate on traditional primary insurance volume. In addition, the composite underwriting ratio was favorably lower vis-à-vis the prior year. A less expense-intensive mix of business and effective cost management led to an overall drop in operating costs, which more than offset a rise in the claim ratio.

Old Republic Title Insurance Group posted a significant improvement in pretax operating earnings in 2005. To a large extent, the absence of certain unusual litigation costs that adversely affected 2004 results magnified the year-over-year increase. This segment held its own in relatively uneven housing and associated mortgage lending markets that presented a challenge to operating expense management. Still, as the year came to a close, the composite underwriting ratio settled at 94.2%, about the same as the level attained in 2004 after eliminating that year's special charges.

Old Republic Corporate and Other Operations unlike in 2004, did not detract from the very fine performance the Company's key operating segments achieved. The relatively small life and health insurance business we operate in the U.S. and Canada produced satisfactory profits in 2005. These operations - together with our holding company expenses for debt service and corporate management costs, as well as the operating results of several minor subsidiaries providing system-wide internal services - had a negligible effect on the Company's 2005 consolidated results.

Balance Sheet Strength for the Long Term

As an insurance enterprise managed for the long run, we always have focused on balance sheet strength in controlling the risks inherent in our operations. The fixed maturity and equity securities we own are of high investment grade and widely diversified among many sectors of the American economy. As of year-end 2005, our bond portfolio reflected an average maturity of 4.8 years, thus providing a great deal of liquidity to meet insurance obligations as they become due, as well as to take advantage of reinvestment opportunities, particularly in a rising yield market. Most of the Company's remaining assets consist of balances collectible currently from agents and brokers and in future years from reinsurance companies. We believe these receivables also are of high quality and do not contain the makings of significant prospective write-offs.

On the liability side of Old Republic's consolidated balance sheet, gross reserves for future benefit and claim payments or premiums to be earned in succeeding periods represented 82.0% of our gross liabilities of $7.5 billion. Reserve adequacy has been a hallmark of the Company's financial strength for many years; it provides reasonable assurance that significant increases for prior periods' obligations will not compromise future years' earnings. For the past 14 years during which we have collected consolidated statistics, net claim reserves have reflected an average annual aggregate redundancy of 4.5%.

Taken together, the inherent strengths on both sides of Old Republic's balance sheet provide a solid foundation for long-term staying power and earnings sustainability. The consistently very high independent financial ratings our key policy-issuing insurance companies and the Corporation as a whole have earned for many years attest to our stability and durability.

Old Republic Common Shares and The Market

Total market return - the sum of the year-over-year percentage change in each share's market value, plus the year's dividend yield as a percentage of the market price at the beginning of the year - was 10.3% in 2005, versus 1.8% in the preceding year. On a book-value basis, the total return was 11.2%. For the most recent decade, the total market return has averaged 12.7%, about equal to the 12.8% average book value return. In this light, the stock market valuation of Old Republic's common shares has, over time, responded to the buildup of the shareholders' equity account and increasing cash dividend stream paid to shareholders each year. Old Republic has the distinction of being just one of 127 publicly held American businesses, out of 10,000-plus such companies, to have posted at least 23 consecutive years of regular annual dividend increases.(*) Over the long term, the Company's shares have proven a very sound investment. From 1967, when Old Republic transitioned to an insurance holding company system, to year-end 2005, the shares have reflected a compounded annual return of 14.7%, far exceeding the 10.5% total return of the S&P 500 Index.

Outlook

As 2006 begins, our General Insurance and Mortgage Guaranty segments have continuing opportunities to grow both their revenues and bottom lines. On the other hand, an expected softening of housing and mortgage lending activity likely will challenge our Title Insurance business. The totality of these three insurance lines, however, should produce positive results from the basic underwriting and related services functions of our business. A bonus could well come from Old Republic's growing invested asset base, which may well deliver greater investment income on the strength of a moderately higher yield environment in the bond market. We expect to meet our overall growth objectives through the consistent efforts of our associates at all levels of the organization and their dedication to the management of our business for the long run.

Respectfully submitted on behalf of the
Company and its Board of Directors,

Chicago, Illinois
January 26, 2006



Aldo C. Zucaro
Chairman and Chief Executive Officer

*Source: *Mergent's Dividend Achievers*, fall 2005 edition

Consolidated Financial Summary

(Years Ended December 31,)

	2005	2004	2003	2002	2001
FINANCIAL POSITION ($ millions):					
Cash and Invested Assets (1)	**$ 7,939.9**	$ 7,519.5	$ 6,849.2	$ 6,168.2	$ 5,586.7
Other Assets	**3,603.2**	3,051.3	2,863.0	2,547.1	2,333.4
Total Assets	**11,543.2**	10,570.8	9,712.3	8,715.4	7,920.2
Liabilities, Other than Debt	**7,376.4**	6,562.1	6,020.9	5,417.9	4,977.1
Debt	**142.7**	143.0	137.7	141.5	159.0
Total Liabilities	**7,519.1**	6,705.1	6,158.6	5,559.5	5,136.1
Preferred Stock	**-**	-	-	-	.3
Common Shareholders' Equity	**4,024.0**	3,865.6	3,553.6	3,155.8	2,783.7
Total Capitalization (2)	**$ 4,166.7**	$ 4,008.6	$ 3,691.3	$ 3,297.4	$ 2,943.1

	2005	2004	2003	2002	2001
RESULTS OF OPERATIONS ($ millions):					
Net Premiums and Fees Earned	**$ 3,386.9**	$ 3,116.1	$ 2,936.0	$ 2,423.9	$ 2,029.5
Net Investment and Other Income	**354.0**	327.5	330.5	318.5	314.1
Realized Investment Gains	**64.9**	47.9	19.3	13.9	29.7
Net Revenues	**3,805.9**	3,491.6	3,285.8	2,756.4	2,373.4
Benefits, Claims, and Settlement Expenses	**1,465.4**	1,307.9	1,112.8	974.8	860.5
Underwriting and Other Expenses	**1,593.0**	1,532.7	1,493.2	1,220.8	1,006.2
Pretax Income	**747.3**	650.9	679.7	560.7	506.6
Income Taxes	**195.9**	215.9	219.9	167.7	159.7
Net Income	**$ 551.4**	$ 435.0	$ 459.8	$ 392.9	$ 346.9

	2005	2004	2003	2002	2001
COMMON SHARE DATA: (3)					
Net Income:					
Basic (4)	**$ 2.40**	$ 1.91	$ 2.02	$ 1.74	$ 1.55
Diluted	**$ 2.37**	$ 1.89	$ 2.01	$ 1.73	$ 1.54
Dividends: Cash - Regular	**$ .512**	$ .402	$ .356	$ .336	$ .314
- Special (5)	**.800**	-	.534	-	-
- Total	**$ 1.312**	$ .402	$ .890	$ .336	$ .314
Stock	**25%**	-%	50%	-%	-%
Book Value	**$ 17.53**	$ 16.94	$ 15.65	$ 13.96	$ 12.48
Common Shares (thousands):					
Outstanding	**229,575**	228,204	227,007	226,122	223,082
Average: Basic	**229,487**	228,177	226,936	226,079	223,045
Diluted	**232,108**	230,759	229,128	227,904	225,614

(1) Consists of cash, investments and investment income due and accrued.
(2) Total capitalization consists of debt, preferred stock, and common shareholders' equity.
(3) All per share statistics herein have been restated to reflect all stock dividends or splits declared through December 31, 2005.
(4) Calculated after deduction of minor amounts of preferred stock cash dividends.
(5) Special cash dividends of $.800 and $.534 per share were paid in December 2005 and 2003, respectively.

(All amounts, except common share data, are expressed in millions)

OVERVIEW

This management analysis of financial position and results of operations pertains to the consolidated accounts of Old Republic International Corporation ("Old Republic" or "the Company"). The Company conducts its business through three major segments, namely, its General (property and liability), Mortgage Guaranty, and Title insurance segments. A small life and health insurance business, accounting for approximately 2.1% of consolidated revenues for the year ended December 31, 2005 and 2.2% of consolidated assets as of December 31, 2005, is included within the corporate and other caption. The consolidated accounts are presented on the basis of generally accepted accounting principles ("GAAP"). This management analysis should be read in conjunction with the consolidated financial statements and the footnotes appended to them.

The insurance business is distinguished from most others in that the prices (premiums) charged for various coverages are set without certainty of the ultimate benefit and claim costs that will emerge or be incurred, often many years after issuance of a policy. This basic fact casts Old Republic's business as a long-term undertaking which is managed with a primary focus on the achievement of favorable underwriting results over time. In addition to operating income stemming from Old Republic's basic underwriting and related services functions, significant revenues are obtained from investable funds generated by those functions as well as from retained shareholders' capital. In managing investable funds the Company aims to assure stability of income from interest and dividends, protection of capital, and sufficient liquidity to meet insurance underwriting and other obligations as they become payable in the future. Securities trading and the realization of capital gains are not objectives. The investment philosophy is therefore best categorized as emphasizing value, credit quality, and relatively long-term holding periods. The Company's ability to hold both fixed maturity and equity securities for long periods of time is enabled by the scheduling of maturities in contemplation of an appropriate matching of assets and liabilities.

In light of the above factors, the Company's affairs are managed for the long run, without regard to the arbitrary strictures of quarterly or even annual reporting periods that American industry must observe. In Old Republic's view, short reporting time frames do not comport well with the long-term nature of much of its business, driven as it is by a strong focus on the fundamental underwriting and related service functions of the Company. Management believes that Old Republic's operating results and financial condition can best be evaluated by observing underwriting and overall operating performance trends over succeeding five to ten year intervals. Such time intervals are likely to encompass one or two economic and/or underwriting cycles, and provide appropriate time frames for such cycles to run their course and for reserved claim costs to be quantified with greater finality and effect.

EXECUTIVE SUMMARY

Old Republic has experienced growth in consolidated revenues in each of the past five years. During this period, trends in operating income and net income have been affected by varying levels of realized gains on investments and other non-recurring items. Net operating and net income for 2005 include a non-recurring recovery of income taxes and related accumulated interest of $57.9 ($45.9 net of tax or 20 cents per share). The recovery, received early in the year, stems from a favorable resolution of the Company's claim for a permanent Federal income tax refund applicable to the three years ended December 31, 1990. Consolidated pretax earnings for 2004 were affected adversely by certain non-recurring expenses of $38.3 consisting of: stock option compensation charges of $5.6, representing the expense of a vesting acceleration of stock option costs; title litigation settlement costs of $22.2; and a write down of $10.5 for previously deferred life insurance acquisition costs. The post-tax effect of these 2004 charges was $29.0, or 13 cents per share.

The major components of Old Republic's consolidated operating revenues and income were as follows for the periods shown:

	Years Ended December 31,				
	2005	2004	2003	2002	2001
Operating revenues:					
General insurance	$ 2,017.6	$ 1,822.5	$ 1,572.7	$ 1,376.6	$ 1,195.0
Mortgage guaranty	516.0	489.9	498.6	467.1	436.0
Title insurance	1,108.6	1,051.8	1,128.0	836.5	648.9
Corporate and other	98.6	79.3	66.9	62.0	63.6
Total	$ 3,741.0	$ 3,443.7	$ 3,266.5	$ 2,742.4	$ 2,343.7
Pretax operating income (loss):					
General insurance	$ 350.0	$ 333.0	$ 258.9	$ 182.1	$ 141.5
Mortgage guaranty	243.7	224.5	276.4	267.7	261.9
Title insurance	88.7	62.5	129.6	97.6	75.0
Corporate and other	(.1)	(17.2)	(4.5)	(.7)	(1.5)
Realized investment gains (losses):					
From sales	74.1	53.2	35.7	33.0	36.5
From impairments	(9.2)	(5.2)	(16.4)	(19.0)	(6.7)
Net realized gains	64.9	47.9	19.3	13.9	29.7
Consolidated pretax income	747.3	650.9	679.7	560.7	506.6
Income taxes	195.9	215.9	219.9	167.7	159.7
Net income	$ 551.4	$ 435.0	$ 459.8	$ 392.9	$ 346.9
Consolidated composite ratio:					
Benefits and claims	43.3%	42.0%	37.9%	40.2%	42.4%
Expenses	45.2	47.3	48.5	47.9	46.5
Composite ratio	88.5%	89.3%	86.4%	88.1%	88.9%
Components of diluted earnings per share:					
Net operating income before non-recurring income tax benefit	$ 1.99	$ 1.75	$ 1.95	$ 1.63	$ 1.46
Non-recurring income tax benefit	.20	-	-	.05	-
Net operating income	2.19	1.75	1.95	1.68	1.46
Net realized investment gains	.18	.14	.06	.05	.08
Net income	$ 2.37	$ 1.89	$ 2.01	$ 1.73	$ 1.54

Consolidated results are provided in terms of both operating and net income to highlight the effect of investment gain or loss recognition on period-to-period comparisons. Recognition of such gains or losses can be highly discretionary and arbitrary due to such factors as the timing of individual securities sales, recognition of losses from write-downs of impaired securities, tax-planning considerations, and changes in investment management judgments relative to the direction of securities markets or the future prospects of individual investees or industry sectors.

During the final quarters of 2005 and 2004, the Company liquidated approximately 55 percent and 50 percent, respectively, of its then actively managed equity investment portfolios. As a result, above average net realized investment gains of $40.3 and $25.2, respectively, were registered in these periods. A significant portion of the sales proceeds were redirected toward index-style investment portfolios. Approximately 87 percent and 40 percent of total equity investments at December 31, 2005 and 2004, respectively, were committed to such indexed portfolios, and the remaining 13 percent and 60 percent, respectively, represented actively managed equity investment portfolios.

General Insurance Results

Key indicators of Old Republic's General Insurance operating performance follow:

	Years Ended December 31,				
	2005	2004	2003	2002	2001
Net premiums earned	$ 1,805.2	$ 1,623.0	$ 1,379.5	$ 1,184.1	$ 1,000.2
Net investment income	197.0	183.4	175.0	172.5	175.7
Pretax operating income	$ 350.0	$ 333.0	$ 258.9	$ 182.1	$ 141.5
Benefits and claims ratio	66.9%	65.9%	67.6%	72.0%	74.8%
Expense ratio	24.6	24.8	26.2	27.1	27.8
Composite ratio	91.5%	90.7%	93.8%	99.1%	102.6%

General Insurance earned premium growth for the past five years reflects the positive pricing and risk selection changes effected during the past few years, as well as additional business produced in an environment marked by reasonably stable underwriting discipline on the part of many competitors. Old Republic's underwriting results continued to benefit from relatively stable overall claims ratios, and firm production and administrative expense control. Claim costs attributable to hurricane damages added less than one percentage point to the composite ratio for 2005 as Old Republic's business is concentrated on liability rather than property coverages. The slight decline in underwriting results during 2005 by comparison to the same period in 2004 was more than offset by an increase in net investment income. The composite underwriting ratio represents the most widely accepted indicator of underwriting performance in the industry, and Old Republic has now registered a favorable general insurance composite ratio below 100 percent for 15 consecutive quarters through year end 2005.

Mortgage Guaranty Results

Old Republic's Mortgage Guaranty Group has performed within expectations in recent years. Key indicators of this segment's operating performance follow:

	Years Ended December 31,				
	2005	2004	2003	2002	2001
Net premiums earned	$ 429.5	$ 403.2	$ 400.9	$ 376.2	$ 353.1
Net investment income	70.1	67.7	65.7	65.8	63.3
Pretax operating income	$ 243.7	$ 224.5	$ 276.4	$ 267.7	$ 261.9
Claims ratio	37.2%	35.5%	22.7%	14.1%	16.1%
Expense ratio	22.4	25.6	24.8	32.3	27.5
Composite ratio	59.6%	61.1%	47.5%	46.4%	43.6%

The Company's Mortgage Guaranty segment reflected renewed growth of pretax operating income in 2005 mainly from its underwriting/service functions; the 8.6% increase compares to a decline of 18.8% in 2004 and an increase of 3.2% in 2003. Growth in net premiums earned for 2005 was principally due to greater bulk business premiums as well as a higher average rate on traditional primary business production. For each of the two most recent years, the benefits of rising traditional primary business persistency have largely been offset by a combination of lower origination volumes and greater reinsurance cessions. The composite underwriting ratio for the past five years has been affected negatively by a fairly persistent rise in the claims ratio, while a reasonably consistent decline in the expense ratio has been a positive offsetting factor. The higher claims ratios are reflective of greater loss provisions due to rising paid loss trends and net reserve additions driven by higher expectations of estimated claim frequency and severity.

Title Insurance Results

Key indicators of Old Republic's Title Insurance operating performance follow:

	Years Ended December 31,				
	2005	2004	2003	2002	2001
Net premiums and fees earned	$ 1,081.8	$ 1,025.2	$ 1,103.8	$ 813.4	$ 625.3
Net investment income	26.0	25.5	23.5	22.5	22.7
Pretax operating income	$ 88.7	$ 62.5	$ 129.6	$ 97.6	$ 75.0
Claims ratio	6.0%	5.8%	5.8%	5.0%	4.0%
Expense ratio	88.2	90.5	84.6	85.6	87.2
Composite ratio	94.2%	96.3%	90.4%	90.6%	91.2%

Title insurance premiums and fees increased by 5.5% in 2005, declined by 7.1% in 2004, and rose by 35.7% in 2003. The decline in 2004 and modest growth achieved in 2005 are generally reflective of a significant drop in mortgage refinance activity beginning in mid-2003. The composite ratios of claims and expenses to premiums and fees earned reflect a declining trend between 2001 and 2003, mostly as a result of a lower expense ratio driven by a rising revenue line. The higher composite ratio for 2004 was affected by the aforementioned litigation settlement costs as well as the lower revenue base. The 2.1 percentage point improvement in the composite ratio for 2005 was the result of a drop in the expense ratio largely due to the absence of the litigation settlement costs offset by a slight increase in the claims ratio.

Corporate and Other Operations

Combined results for Old Republic's small life and health insurance business and corporate services reflected pretax operating deficits of $.1, $17.2 and $4.5 in 2005, 2004 and 2003, respectively. Results for 2005 are reflective of holding company expenses and debt service costs, net internal service costs, income on short-term investment holdings, and higher earnings from Old Republic's small book of life and accident and health business. Combined results for 2004 were penalized by a pretax charge of $10.5 for previously deferred term-life acquisition costs.

Cash, Invested Assets, and Shareholder's Equity

The following table shows the growth in consolidated cash and invested assets and shareholders' equity, along with the related per share amounts as of the dates shown:

	December 31,				
	2005	2004	2003	2002	2001
Cash and invested assets:					
Total	$ 7,939.9	$ 7,519.5	$ 6,849.2	$ 6,168.2	$ 5,586.7
Per share	34.59	32.95	30.17	27.28	25.04
Shareholders' equity:					
Total: as reported	4,024.0	3,865.6	3,553.6	3,155.8	2,783.7
at cost	3,973.9	3,695.0	3,319.4	3,033.3	2,680.6
Per share: as reported	17.53	16.94	15.65	13.96	12.48
at cost	$ 17.31	$ 16.19	$ 14.62	$ 13.41	$ 12.02
Total annual return (*):					
Book return	11.2%	10.8%	18.6%	14.5%	16.4%
Market return	10.3%	1.8%	41.8%	2.2%	-10.7%

(*) **Total book return** represents the sum of each year's dividend yield as a percentage of book value per share at the beginning of the year, plus the year's percentage change in such book value. **Total market return** represents the sum of the annual percentage change in the closing price per share and each year's cash dividend as a percentage of the closing price at the preceding year-end.

Each of the Company's major segments have registered positive operating cash flow during the past five years. Consolidated operating cash flow amounted to $880.0 for 2005 versus $828.3 for 2004, $720.2 for 2003, $638.2 for 2002, and $490.2 for 2001.

Old Republic's high quality investment portfolio reflects a current allocation of approximately 88 percent in fixed-income investments and 7 percent in equities. As has been the case for many years, it contains little or no exposure to real estate investments, mortgage-backed securities, derivatives, junk bonds, private placements or mortgage loans.

The rise in the shareholders' equity account has resulted mostly from earnings retained in excess of cash dividends paid to shareholders, and from adjustments in the value of investments carried at market values. Equity per share as reported is inclusive of unrealized gains or losses on investments whereas the cost basis is exclusive of such gains and losses.

MANAGEMENT ANALYSIS

CHANGES IN ACCOUNTING POLICIES

During December, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 – Revised ("FAS 123R") "Share-Based Payment". FAS 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. The effective date of this pronouncement is the first annual reporting period that begins after June 15, 2005. The Company believes that the reduction to fully diluted earnings per share will be immaterial when the modified prospective transition method is used.

FINANCIAL POSITION

The Company's financial position at December 31, 2005 reflected increases in assets, liabilities and common shareholders' equity of 9.2%, 12.1% and 4.1%, respectively, when compared to the immediately preceding year-end. Cash and invested assets represented 68.8% and 71.1% of consolidated assets as of December 31, 2005 and December 31, 2004, respectively. Consolidated operating cash flow was positive at $880.0 in 2005 compared to $828.3 in 2004, with each of the Company's major segments contributing to this result. As of December 31, 2005, the invested asset base increased 5.6% to $7,939.9 principally as a result of positive operating cash flow offset by a decline in the fair value of fixed maturity and equity investments.

During 2005 and 2004, the Corporation committed substantially all investable funds to short to intermediate-term fixed maturity securities. At both December 31, 2005 and 2004, approximately 99% of the Company's investments consisted of marketable securities, including $545.7 and $499.3, respectively, of U.S. Treasury tax and loss bonds held by its mortgage guaranty subsidiaries for deferred tax purposes. Old Republic continues to adhere to its long-term policy of investing primarily in investment grade, marketable securities. Investable funds have not been directed to so-called "junk bonds" or types of securities categorized as derivatives. At December 31, 2005, the Company had $3.2 of fixed maturity investments in default as to principal and/or interest.

Relatively high short-term maturity investment positions continued to be maintained as of December 31, 2005. Such positions reflect a large variety of seasonal and intermediate-term factors including current operating needs, expected operating cash flows, quarter-end cash flow seasonality, and investment strategy considerations. Accordingly, the future level of short-term investments will vary and respond to the interplay of these factors and may, as a result, increase or decrease from current levels.

The Company does not own or utilize derivative financial instruments for the purpose of hedging, enhancing the overall return of its investment portfolio, or reducing the cost of its debt obligations. With regard to its equity portfolio, the Company does not own any options nor does it engage in any type of option writing. Traditional investment management tools and techniques are employed to address the yield and valuation exposures of the invested assets base. The long-term fixed maturity investment portfolio is managed so as to limit various risks inherent in the bond market. Credit risk is addressed through asset diversification and the purchase of investment grade securities. Reinvestment rate risk is reduced by concentrating on non-callable issues, and by taking asset-liability matching considerations into account. Purchases of mortgage and asset backed securities, which have variable principal prepayment options, are generally avoided. Market value risk is limited through the purchase of bonds of intermediate maturity. The combination of these investment management practices is expected to produce a more stable long-term fixed maturity investment portfolio that is not subject to extreme interest rate sensitivity and principal deterioration. The market value of the Company's long-term fixed maturity investment portfolio is sensitive, however, to fluctuations in the level of interest rates, but not materially affected by changes in anticipated cash flows caused by any prepayments. The impact of interest rate movements on the long-term fixed maturity investment portfolio generally affects net unrealized gains or losses. As a general rule, rising interest rates enhance currently available yields but typically lead to a reduction in the fair value of existing fixed maturity investments. By contrast, a decline in such rates reduces currently available yields but usually serves to increase the fair value of the existing fixed maturity investment portfolio. All such changes in fair value are reflected, net of deferred income taxes, directly in the shareholders' equity account, and as a separate component of the statement of comprehensive income. Given the Company's inability to forecast or control the movement of interest rates, Old Republic sets the maturity spectrum of its fixed maturity securities portfolio within parameters of estimated liability payouts, and focuses the overall portfolio on high quality investments. By so doing, Old Republic believes it is reasonably assured of its ability to hold securities to maturity as it may deem necessary in changing environments, and of ultimately recovering their aggregate cost.

Possible future declines in fair values for Old Republic's bond and stock portfolios would affect negatively the common shareholders' equity account at any point in time, but would not necessarily result in the recognition of realized investment losses. The Company reviews the status and market value changes of each of its investments on at least a quarterly basis during the year, and estimates of other than temporary impairments in the portfolio's value are evaluated and established at each quarterly balance sheet date. In reviewing investments for other than temporary impairment, the Company, in addition to a security's market price history, considers the totality of such factors as the issuer's operating results, financial condition and liquidity, its ability to access capital markets, credit rating trends, most current audit opinion, industry and securities markets conditions, and analyst expectations to reach its conclusions. Sudden market value declines caused by such adverse developments as newly emerged or imminent bankruptcy filings, issuer default on significant obligations, or reports of financial accounting developments that bring into question the validity of previously reported earnings or financial condition, are recognized as realized losses as soon as credible publicly available information emerges to confirm such developments. Accordingly, the recognition of losses from other than temporary value impairments is subject to a great deal of judgment as well as turns of events over which the Company can exercise little or no control. In the event the Company's estimate of other than temporary impairments is insufficient at any point in time, future periods' net income would be affected adversely by the recognition of additional realized or impairment losses, but its financial condition would not necessarily be affected adversely inasmuch as such losses, or a portion of them, could have been recognized previously as unrealized losses.

The following tables show certain information relating to the Company's fixed maturity and equity portfolios as of the dates shown:

Credit Quality Ratings of Fixed Maturity Securities (1)

	December 31, 2005	December 31, 2004
Aaa	37.9%	32.6%
Aa	17.0	19.5
A	25.7	27.5
Baa	18.6	19.8
Total investment grade	99.2	99.4
All other (2)	.8	.6
Total	100.0%	100.0%

(1) Credit quality ratings used are those assigned primarily by Moody's; other ratings are assigned by Standard & Poor's and converted to equivalent Moody's ratings classifications.
(2) "All other" includes non-investment or non-rated small issues of tax-exempt bonds.

Gross Unrealized Losses Stratified by Industry Concentration for Investment Grade Fixed Maturity Securities

	December 31, 2005 Amortized Cost	December 31, 2005 Gross Unrealized Losses
Fixed Maturity Securities by Industry Concentration:		
Consumer Durables	$ 10.2	$ 1.9
Finance	10.3	1.0
Total	$ 20.5 (3)	$ 2.9

(3) Represents .3 percent of the total fixed maturity securities portfolio.

Gross Unrealized Losses Stratified by Industry Concentration for Investment Grade Fixed Maturity Securities

	December 31, 2005	
	Amortized Cost	Gross Unrealized Losses
Fixed Maturity Securities by Industry Concentration:		
Municipals	$ 1,140.3	$ 16.2
Utilities	420.1	8.7
Finance	158.2	5.4
Service	171.3	5.0
Other (includes 17 industry groups)	1,821.5	33.0
Total	$ 3,711.6 (4)	$ 68.6

(4) Represents 54.0 percent of the total fixed maturity securities portfolio.

Gross Unrealized Losses Stratified by Industry Concentration for Equity Securities

	December 31, 2005	
	Cost	Gross Unrealized Losses
Equity Securities by Industry Concentration:		
Health Care	$ 17.9	$ 1.1
Consumer Non-durables	25.2	.9
Banking	19.4	.3
Basic	6.5	.3
Other (7 industry groups)	29.2	.7
Total	$ 98.3 (5)	$ 3.6 (6)

(5) Represents 19.6 percent of the total equity securities portfolio.
(6) Represents .7 percent of the cost of the total equity securities portfolio, while gross unrealized gains represent 11.0 percent of the portfolio.

Gross Unrealized Losses Stratified by Maturity Ranges For All Fixed Maturity Securities

	December 31, 2005			
	Amortized Cost of Fixed Maturity Securities		Gross Unrealized Losses	
	All	Non-Investment Grade Only	All	Non-Investment Grade Only
Maturity Ranges:				
Due in one year or less	$ 348.6	$ -	$ 2.3	$ -
Due after one year through five years	1,293.8	20.5	30.3	2.9
Due after five years through ten years	2,088.9	-	38.7	-
Due after ten years	.8	-	-	-
Total	$ 3,732.2	$ 20.5	$ 71.5	$ 2.9

Gross Unrealized Losses Stratified by Duration and Amount of Unrealized Losses

	December 31, 2005			
	Amount of Gross Unrealized Losses			
	Less than 20% of Cost	20% to 50% of Cost	More than 50% of Cost	Total Gross Unrealized Loss
Number of Months in Loss Position:				
Fixed Maturity Securities:				
One to six months	$ 34.6	$ -	$ -	$ 34.6
Seven to twelve months	16.6	-	-	16.6
More than twelve months	20.3	-	-	20.3
Total	$ 71.5	$ -	$ -	$ 71.5
Equity Securities:				
One to six months	$ 3.5	$ -	$ -	$ 3.5
Seven to twelve months	-	-	-	-
More than twelve months	-	-	-	-
Total	$ 3.5	$ -	$ -	$ 3.6
Number of Issues in Loss Position:				
Fixed Maturity Securities:				
One to six months	617	-	-	617
Seven to twelve months	193	-	-	193
More than twelve months	136	-	-	136
Total	946	-	-	946 (7)
Equity Securities:				
One to six months	24	-	-	24
Seven to twelve months	-	-	-	-
More than twelve months	-	1	-	1
Total	24	1	-	25 (7)

The aging of issues with unrealized losses employs closing market price comparisons with an issue's original cost. The percentage reduction from original cost reflects the decline as of a specific point in time (December 31, 2005 in the above table) and, accordingly, is not indicative of a security's value having been consistently below its cost at the percentages and throughout the periods shown.

(7) At December 31, 2005 the number of issues in an unrealized loss position represent 52.2 percent as to fixed maturities, and 27.8 percent as to equity securities of the total number of such issues held by the Company.

Age Distribution of Fixed Maturity Securities

	December 31, 2005	December 31, 2004
Maturity Ranges:		
Due in one year or less	10.5%	12.5%
Due after one year through five years	40.9	42.9
Due after five years through ten years	47.9	43.5
Due after ten years through fifteen years	.7	1.1
Due after fifteen years	-	-
Total	100.0%	100.0%
Average Maturity	4.8 Years	4.7 Years
Duration (8)	4.3	4.1

(8) Duration is used as a measure of bond price sensitivity to interest rate changes. A duration of 4.3 as of December 31, 2005 implies that a 100 basis point parallel increase in interest rates from current levels would result in a possible decline in the market value of the long-term fixed maturity investment portfolio of approximately 4.3 percent.

Composition of Unrealized Gains (Losses)

	December 31,	
	2005	2004
Fixed Maturity Securities:		
Amortized cost	$ 6,869.5	$ 6,273.2
Estimated fair value	6,877.4	6,455.9
Gross unrealized gains	79.5	194.5
Gross unrealized losses	(71.5)	(11.8)
Net unrealized gains	$ 7.9	$ 182.7
Equity Securities:		
Cost	$ 500.9	$ 396.8
Estimated fair value	552.4	459.0
Gross unrealized gains	55.1	68.6
Gross unrealized losses	(3.6)	(6.4)
Net unrealized gains	$ 51.5	$ 62.2

Among other major assets, substantially all of the Company's receivables are not past due. Reinsurance recoverable balances on paid or estimated unpaid losses are deemed recoverable from solvent reinsurers or have otherwise been reduced by allowances for estimated amounts unrecoverable. Deferred policy acquisition costs are estimated by taking into account the variable costs of producing specific types of insurance policies, and evaluating their recoverability on the basis of recent trends in claims costs. The Company's deferred policy acquisition cost balances have not fluctuated substantially from period-to-period and do not represent significant percentages of assets or shareholders' equity.

The parent holding company meets its liquidity and capital needs principally through dividends paid by its subsidiaries. The insurance subsidiaries' ability to pay cash dividends to the parent company is generally restricted by law or subject to approval of the insurance regulatory authorities of the states in which they are domiciled. The Company can receive up to $474.4 in dividends from its subsidiaries in 2006 without the prior approval of regulatory authorities. The liquidity achievable through such permitted dividend payments is more than adequate to cover the parent holding company's currently expected cash outflows represented mostly by interest on outstanding debt and quarterly cash dividend payments to shareholders. In addition, Old Republic can access the commercial paper market for up to $150.0 to meet unanticipated liquidity needs of which $18.8 was outstanding at December 31, 2005.

Old Republic's total capitalization of $4,166.7 at December 31, 2005 consisted of debt of $142.7 and common shareholders' equity of $4,024.0. Changes in the common shareholders' equity account for the three most recent years reflect primarily the retention of earnings in excess of dividend requirements as well as changes in the value of investments carried at market values. Old Republic has paid cash dividends to its shareholders without interruption since 1942, and has increased the annual rate in each of the past 24 years. The annual dividend rate is typically reviewed and approved by the Board of Directors in the first quarter of each year. In establishing each year's cash dividend rate the Corporation does not follow a strict formulaic approach and favors a gradual rise in the annual dividend rate that is largely reflective of long-term consolidated operating earnings trends. Accordingly, each year's dividend rate is set judgmentally in consideration of such key factors as the dividend paying capacity of the Corporation's insurance subsidiaries, the trends in average annual statutory and GAAP earnings for the six most recent calendar years, and the long-term expectations for the Corporation's consolidated business. At its March, 2005 meeting the Board of Directors approved a quarterly cash dividend rate of 13.6 cents per share, up from 10.4 cents per share, subject to the usual quarterly authorizations. In December 2005, the Board approved the payment of a special cash dividend of 80 cents per share.

At its March, 2004 meeting, the Company's Board of Directors authorized the reacquisition of up to $250.0 of common shares as market conditions warrant during the two year period from that date; no stock had as yet been acquired through December 31, 2005 pursuant to this authorization. In December 2005, the Company cancelled 3.5 million common shares previously reported as treasury stock, restoring them to unissued status; this had no effect on total shareholders' equity or the financial condition of the Company.

The following table shows certain information relating to the Company's contractual obligations as of December 31, 2005:

		Payments Due by Period			
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Contractual Obligations:					
Debt	$ 142.7	$ 19.7	$ 121.4	$ .7	$ .8
Interest on Debt	21.5	9.4	5.8	1.8	4.3
Operating Leases	132.6	37.7	56.1	23.3	15.4
Pension Benefits Contributions (1)	31.8	3.1	9.1	3.9	15.6
Claim & Claim Expense Reserves (2)	3,037.6	725.4	663.9	298.3	1,349.9
Total	$ 3,366.4	$ 795.4	$ 856.4	$ 328.3	$ 1,386.2

(1) Represents estimated funding of contributions for the Old Republic International Salaried Employees Restated Retirement Plan (the Old Republic Plan), Bituminous Casualty Corporation Retirement Income Plan (the Bitco Plan), and the Old Republic National Title Group Pension Plan (the Title Plan). Funding of the plans is dependent on a number of factors including actual performance versus actuarial assumptions made at the time of the actuarial valuations, as well as, maintaining certain funding levels relative to regulatory requirements.

(2) Amounts are reported net of reinsurance. As discussed herein with respect to the nature of loss reserves and the estimating process utilized in their establishment, the Company's loss reserves do not have a contractual maturity date. Estimated loss payments are based primarily on historical claim payment patterns, are subject to change due to a wide variety of factors, and cannot be predicted with certainty. Actual future loss payments may differ materially from the current estimates shown in the table above.

RESULTS OF OPERATIONS

Revenues - Premiums & Fees:

Pursuant to GAAP applicable to the insurance industry, revenues are associated with the related benefits, claims, and expenses.

Substantially all general insurance premiums are reflected in income on a pro-rata basis. Earned but unbilled premiums are generally taken into income on the billing date, while adjustments for retrospective premiums, commissions and similar charges or credits are accrued on the basis of periodic evaluations of current underwriting experience and contractual obligations. Nearly all of the Company's mortgage guaranty premiums stem from monthly installment policies. Accordingly, such premiums are generally written and earned in the month coverage is effective. With respect to minor numbers of annual or single premium policies, earned premiums are largely recognized on a pro-rata basis over the terms of the policies. Title premium and fee revenues stemming from the Company's direct operations (which include branch offices of its title insurers and wholly owned subsidiaries of the Company) represent approximately 37 percent of consolidated title business revenues. Such premiums are generally recognized as income at the escrow closing date which approximates the policy effective date. Fee income related to escrow and other closing services is recognized when the related services have been performed and completed. The remaining 63 percent of consolidated title premium and fee revenues is produced by independent title agents and underwritten title companies. Rather than making estimates that could be subject to significant variance from actual premium and fee production, the Company recognizes revenues from those sources upon receipt. Such receipts can reflect a three to four month lag relative to the effective date of the underlying title policy, and are offset concurrently by production expenses and claim reserve provisions.

The major sources of Old Republic's earned premiums and fees for the periods shown were as follows:

	General	Mortgage	Title	Other	Total	% Change from prior period
Years Ended December 31:						
2001	$ 1,000.2	$ 353.1	$ 625.3	$ 50.6	$ 2,029.5	16.9%
2002	1,184.1	376.2	813.4	50.1	2,423.9	19.4
2003	1,379.5	400.9	1,103.8	51.6	2,936.0	21.1
2004	1,623.0	403.2	1,025.2	64.6	3,116.1	6.1
2005	$ 1,805.2	$ 429.5	$ 1,081.8	$ 70.3	$ 3,386.9	8.7%

Earned premiums in the General Insurance Group grew by 11.2%, 17.6%, and 16.5% in 2005, 2004, and 2003, respectively, as a result of additional business produced in a reasonably stable underwriting environment. Mortgage guaranty premium income reflects moderately improving persistency trends for traditional primary mortgage insurance offset by a combination of lower origination volumes and greater reinsurance cessions. 2005 net premiums earned rose due to bulk business growth as well as a higher average premium rate on new traditional primary business production. Title Group premium and fee revenues increased in 2005 due to higher real estate transaction volume. Reduced title revenues in 2004 are mostly reflective of a substantial drop in mortgage refinancing activity, while 2003 results reflected favorable market conditions for the sale of new and used homes, and, most importantly, strong mortgage refinancing activity that was driven by a fairly consistent drop in mortgage rates.

The percentage allocation of net premiums earned for major insurance coverages in the General Insurance Group was as follows:

	Type of Coverage					
	Comm. Auto. (mostly trucking)	Workers' Comp.	Financial Indemnity	Inland Marine and Property	General Liability	Other
Years Ended December 31:						
2001	45.7%	17.4%	7.2%	12.8%	5.4%	11.5%
2002	43.0	19.1	8.7	12.9	4.7	11.6
2003	39.5	20.0	11.7	12.2	5.3	11.3
2004	37.9	21.8	11.8	11.3	5.8	11.4
2005	39.2%	21.9%	10.3%	11.1%	5.4%	12.1%

The following tables provide information on risk exposure trends for Old Republic's Mortgage Guaranty Group.

	New Insurance Written			
	Traditional Primary	Bulk	Other	Total
Years Ended December 31:				
2001	$ 25,085.4	$ 2,614.4	$ 3,675.3	$ 31,375.1
2002	30,809.6	5,130.0	7,555.5	43,495.1
2003	37,255.8	6,806.6	5,802.8	49,865.2
2004	24,749.4	4,487.8	7,324.7	36,562.0
2005	$ 20,554.5	$ 9,944.3	$ 498.2	$ 30,997.1

	Net Risk In Force			
	Traditional Primary	Bulk	Other	Total
As of December 31:				
2001	$ 15,043.5	$ 167.0	$ 336.9	$ 15,547.4
2002	15,367.6	513.0	450.7	16,331.3
2003	15,329.5	802.2	493.4	16,625.1
2004	15,452.2	834.8	580.9	16,868.0
2005	$ 14,711.2	$ 1,758.8	$ 586.1	$ 17,056.2

Analysis of Traditional Primary Risk in Force:

By Fair Isaac & Company ("FICO") Scores (1):	FICO less than 620	FICO 620 to 680	FICO greater than 680	Unscored/ Unavailable
As of December 31:				
2001	-%	-%	-%	-%
2002	-	-	-	-
2003	8.5	29.2	48.8	13.5
2004	8.6	31.1	51.4	8.9
2005	8.3%	31.8%	53.1%	6.8%

(1) Scores were unavailable for a substantial number of policies in force prior to 2003.

By Loan to Value ("LTV") Ratio:	LTV less than 85	LTV 85 to 90	LTV 90 to 95	LTV Greater than 95
As of December 31:				
2001	5.7%	37.6%	48.8%	7.9%
2002	6.0	37.3	47.0	9.7
2003	6.4	37.3	43.8	12.5
2004	5.7	36.8	42.0	15.5
2005	5.4%	37.7%	39.1%	17.8%

By Type of Loan Documentation:	Full Documentation	Reduced Documentation
As of December 31:		
2001	99.4%	.6%
2002	96.7	3.3
2003	94.4	5.6
2004	93.2	6.8
2005	90.6%	9.4%

Premium and Persistency Trends

	Earned Premiums		Persistency	
	Direct	Net	Traditional Primary	Bulk (2)
Years Ended December 31:				
2001	$ 390.9	$ 353.1	65.3%	-%
2002	432.4	376.2	59.1	71.7
2003	467.3	400.9	46.0	31.8
2004	483.6	403.2	64.5	55.7
2005	$ 508.0	$ 429.5	65.5%	59.5%

(2) Due to the relative immaturity of the bulk business, the above trends may prove to be highly volatile.

The following table shows the percentage distribution of Title Group premium and fee revenues by production sources:

	Direct Operations	Independent Title Agents & Other
Years Ended December 31:		
2001	47.4%	52.6%
2002	43.7	56.3
2003	40.0	60.0
2004	38.1	61.9
2005	37.1%	62.9%

Revenues: Net Investment Income

Net investment income is affected by trends in interest and dividend yields for the types of securities in which the Company's funds are invested during individual reporting periods. The following tables reflect the segmented and consolidated invested asset bases as of the indicated dates, and the investment income earned and resulting yields on such assets. In calculating yields, non-interest bearing U.S. Treasury tax and loss bonds, held by the Company's mortgage guaranty subsidiaries for deferred tax purposes, are necessarily excluded from the invested asset base. Since the Company can exercise little control over market values, yields are evaluated on the basis of investment income earned in relation to the amortized cost of the underlying invested assets, though yields based on the market values of such assets are also shown in the statistics below.

	Invested Assets at Cost					Market Value Adjust-ment	Invested Assets at Market Value
	General	Mortgage	Title	Corporate and Other	Total		
As of December 31:							
2001	$ 3,198.8	$ 1,542.3	$ 423.9	$ 150.1	$ 5,315.0	$ 219.7	$ 5,534.8
2002	3,446.0	1,700.9	489.6	226.9	5,863.4	305.5	6,169.0
2003	3,798.2	1,827.9	556.9	177.1	6,360.1	360.3	6,720.4
2004	4,217.8	2,001.2	595.2	295.0	7,109.4	262.2	7,371.6
2005	$ 4,694.8	$ 2,061.2	$ .616.8	$ 326.4	$ 7,699.3	$ 76.6	$ 7,776.0

	Net Investment Income					Yield at	
	General	Mortgage	Title	Corporate and Other	Total	Cost	Market
Years Ended December 31:							
2001	$ 175.7	$ 63.3	$ 22.7	$ 12.8	$ 274.7	5.7%	5.5%
2002	172.5	65.8	22.5	11.7	272.6	5.2	5.0
2003	175.0	65.7	23.5	14.9	279.2	4.9	4.6
2004	183.4	67.7	25.5	14.0	290.8	4.6	4.4
2005	$ 197.0	$ 70.1	$ 26.0	$ 16.9	$ 310.1	4.5%	4.4%

Consolidated net investment income grew by 6.6%, 4.2% and 2.4% in 2005, 2004 and 2003, respectively. For each of the past three years, this revenue source was affected by a rising invested asset base caused by positive consolidated operating cash flows, by a concentration of investable assets in interest-bearing securities, and by changes in market yields. Yield trends reflect the relatively short maturity of Old Republic's fixed maturity securities portfolio as well as continuation of a lower yield environment during the past several years.

Revenues: Net Realized Gains

The Company's investment policies have not been designed to maximize or emphasize the realization of investment gains. Rather, these policies aim to assure a stable source of income from interest and dividends, protection of capital, and provision of sufficient liquidity to meet insurance underwriting and other obligations as they become payable in the future. Dispositions of fixed maturity securities arise mostly from scheduled maturities and early calls; in 2005, 2004, and 2003, 68.6%, 80.7% and 70.0%, respectively, of all such dispositions resulted from these occurrences. Dispositions of equity securities at a realized gain or loss reflect such factors as ongoing assessments of issuers' business prospects, rotation among industry sectors, and tax planning considerations. Additionally, the amount of net realized gains and losses registered in any one accounting period are affected by the aforementioned assessments of securities' values for other than temporary impairment. As a result of the interaction of all these factors and considerations, net realized investment gains or losses can vary significantly from period-to-period, and in the Company's view are not indicative of any particular trend or result in its basic insurance underwriting business.

The following table reflects the composition of net realized gains or losses for the periods shown. As previously noted, relatively greater realized gains in equity securities in 2004 and 2005 resulted largely from sales of substantial portions of actively managed equity holdings and reinvestment of proceeds in index-style investment portfolios.

	Realized Gains (Losses) on Disposition of:			Impairment Losses on:			
	Fixed maturity securities	Equity securities and miscell-aneous investments	Total	Fixed maturity securities	Equity securities and miscell-aneous investments	Total	Net realized gains
Years Ended December 31:							
2001	$ (2.9)	$ 39.4	$ 36.5	$ (1.2)	$ (5.5)	$ (6.7)	$ 29.7
2002	3.8	29.1	33.0	(5.0)	(14.0)	(19.0)	13.9
2003	4.6	31.1	35.7	-	(16.4)	(16.4)	19.3
2004	4.6	48.5	53.2	-	(5.2)	(5.2)	47.9
2005	$ 4.5	$ 69.6	$ 74.1	$ (2.7)	$ (6.5)	$ (9.2)	$ 64.9

Expenses: Benefits and Claims

In order to achieve a necessary matching of revenues and expenses, the Company records the benefits, claims and related settlement costs that have been incurred during each accounting period. Such costs are affected by the amount of paid claims and the adequacy of reserve estimates established for current and prior years' claim occurrences.

The establishment of claim reserves by the Company's insurance subsidiaries is a reasonably complex and dynamic process influenced by a large variety of factors. These factors principally include past experience applicable to the anticipated costs of various types of claims, continually evolving and changing legal theories emanating from the judicial system, recurring accounting, statistical, and actuarial studies, the professional experience and expertise of the Company's claim departments' personnel or attorneys and independent claim adjusters, ongoing changes in claim frequency or severity patterns such as those caused by natural disasters, illnesses, accidents, work-related injuries, and changes in general and industry-specific economic conditions. Consequently, the reserve-setting process relies on the opinions of a large number of persons, on the application and interpretation of historical precedent and trends, on expectations as to future developments, and on management's judgment in interpreting all such factors. At any point in time, the Company is therefore exposed to possibly higher than anticipated claim costs due to all of these factors, and to the evolution, interpretation, and expansion of tort law, as well as the effects of unexpectedly adverse jury verdicts. All reserves are thus based on a large number of assumptions and resulting estimates which are periodically reviewed and evaluated in the light of emerging claim experience and changing circumstances. The resulting changes in estimates are recorded in operations of the periods during which they are made. The Company believes that its overall reserving practices have been consistently applied over many years. For at least the past ten years, previously established aggregate reserves have produced reasonable estimates of the cumulative ultimate net costs of claims incurred. However, no representation is made that ultimate net claim and related costs will not develop in future years to be greater or lower than currently established reserve estimates.

Most of Old Republic's consolidated claim and related expense reserves stem from its general insurance business. At December 31, 2005, such reserves accounted for 89.1% and 82.5% of consolidated gross and net of reinsurance reserves, respectively, while similar reserves at December 31, 2004 accounted for 88.6% and 82.1% of the respective consolidated amounts. The following table shows a breakdown of gross and net of reinsurance claim reserve estimates for major types of insurance coverages as of those dates:

	December 31,			
	2005		2004	
	Gross	Net	Gross	Net
Claim and Loss Adjustment Expense Reserves:				
Commercial automobile (mostly trucking)	$ 878.4	$ 692.9	$ 788.6	$ 635.9
Workers' compensation	1,775.0	915.1	1,607.0	814.0
General liability	991.3	418.1	808.7	350.5
Other coverages	597.5	387.8	576.0	382.1
Unallocated loss adjustment expense reserves	159.2	92.9	122.0	87.2
Total general insurance reserves	4,401.7	2,507.0	3,902.4	2,269.7
Mortgage guaranty	214.7	213.7	200.5	199.1
Title	268.8	268.8	252.5	252.5
Life and health	26.5	19.9	22.6	16.9
Unallocated loss adjustment expense reserves – other coverages	28.0	28.0	25.4	25.4
Total claim and loss adjustment expense reserves	$ 4,939.8	$ 3,037.6	$ 4,403.5	$ 2,763.8
Asbestosis and environmental claim reserves included in the above general insurance reserves:				
Amount	$ 170.7	$ 132.2	$ 118.9	$ 97.1
% of total general insurance reserves	3.9%	5.3%	3.0%	4.3%

Old Republic's **General Insurance** business is composed of a large variety of lines or classes of commercial insurance; it has negligible exposure to personal lines such as homeowners or private passenger automobile insurance that exhibit wide diversification of risks, significant frequency of claim occurrences, and high degrees of statistical credibility. Most of the General Insurance Group's claim reserves stem from liability insurance coverages for commercial customers. Liability claims typically require more extended periods of investigation and at times protracted litigation before they are finally settled, and thus tend to exhibit loss development and payment patterns that stretch over relatively long periods of time.

The Company establishes point estimates for most reserves on an insurance coverage line-by-line basis for individual subsidiaries, sub-classes, or individual accounts and blocks of business that have similar attributes. Actuarially or otherwise derived ranges of reserve levels are not utilized as such in setting these reserves, and, accordingly, the reserves listed in the above table represent the Company's point estimates at each reporting date. The overall reserve level at any point in time therefore represents the compilation of a very large number of reported ("case") reserve estimates and the results of a variety of formula calculations intended to cover claims and related costs not as yet reported or emerged ("IBNR"). Case reserves are based on continually evolving assessments of the facts available to the Company during the claim settlement process. Long-term, disability-type workers' compensation reserves are discounted to present value based on interest rates that range from 3.5 percent to 4.0 percent. Formula calculations are utilized to provide for IBNR claim costs as well as additional costs that can arise from such factors as monetary and social inflation, changes in claims administration processes, changes in reinsurance ceded and recoverability levels, and expected trends in claim costs and related ratios. Typically, such formulas take into account so-called link ratios that represent prior years' patterns of incurred or paid loss trends between succeeding years, or past experience relative to progressions of the number of claims reported over time and ultimate average costs per claim. Reserves pertaining to large individual commercial insurance accounts that exhibit sufficient statistical credibility, and that may be subject to retrospective premium rating plans or the utilization of varying levels or types of self-insured retentions are established on an account by account basis using case reserves and applicable formula-driven methods. For certain so-called long-tail categories of insurance such as excess liability or excess workers' compensation, officers and directors' liability, and commercial umbrella liability relative to which claim development patterns are particularly long, more volatile, and immature in their early stages of development, the Company judgmentally establishes the most current accident years' loss reserves on the basis of expected loss ratios. As actual claims data emerges in succeeding years, the original accident year loss ratio assumptions are validated or otherwise adjusted sequentially through the application of statistical or actuarial projection techniques such as the Bornhuetter/Ferguson method which utilizes data from the more mature experience of prior years.

Except for a small portion that emanates from ongoing primary insurance operations, a large majority of the asbestosis and environmental ("A&E") claim reserves posted by Old Republic stem mainly from its participations in assumed reinsurance treaties and insurance pools. Substantially all such participations were discontinued fifteen or more years ago and have since been in run-off status. With respect to the primary portion of gross A&E reserves, Old Republic administers the related claims through its claims personnel as well as outside attorneys, and posted reserves reflect its best estimates of ultimate claim costs. Claims administration for the assumed portion of the Company's A&E exposures is handled by the claims departments of unrelated primary or ceding reinsurance companies. While the Company performs periodic reviews of a portion of claim files so managed, the overall A&E reserves it establishes respond to the paid claim and case reserve activity reported to the Company as well as available industry statistical data such as so-called survival ratios. Such ratios represent the number of years' average paid losses for the three or five most recent calendar years that are encompassed by an insurer's A&E reserve level at any point in time. According to this simplistic appraisal of an insurer's A&E loss reserve level, Old Republic's average five year survival ratios stood at 7.4 years (gross) and 10.4 years (net of reinsurance) as of December 31, 2005 and 6.2 years (gross) and 9.6 years (net of reinsurance) as of December 31, 2004. Fluctuations in this ratio between years can be caused by the inconsistent pay out patterns associated with these types of claims. Incurred net losses for asbestosis and environmental claims have averaged 3.3 percent of General Insurance Group net incurred losses for the five years ended December 31, 2005.

Mortgage Guaranty claim reserves are determined on the basis of the carried risk on reported loan defaults and on an estimate of defaulted loans that have yet to be reported. The majority of defaults reported to the Company are cured by the borrower either by making the necessary number of mortgage payments to bring the loan current, by refinancing the mortgage loan, or by selling the property in an amount sufficient to cover the outstanding mortgage debt. Estimates of claim frequency, which are based on historical trends and on judgments as to current and future economic conditions, are applied according to the level of the reported default. Claim severity is estimated based on historical claim payments including the impact of loss mitigation strategies and potential salvage recoveries. Once reported, the time required to cure a default or settle a claim can be significant, often running years from the date of original default and through changing economic conditions. As a result, mortgage guaranty loss reserve estimates take into account a large number of variables including trends in claim severity, potential salvage recoveries, expected cure rates for reported loan defaults at various stages of default, and judgments relative to future employment levels, housing market activity, and mortgage loan demand and extensions.

Title Insurance and related escrow service loss and loss adjustment expense reserves are established to cover the estimated settlement costs of known as well as claims incurred but not reported, concurrently with the recognition of premium and escrow service revenues. Reserves for known claims are based on an assessment of the facts available to the Company during the settlement process. Reserves for claims incurred but not reported are established on the basis of past experience and evaluations of such variables as changes and trends in the types of policies issued, changes in real estate markets and interest rate environments, and changed levels of loan refinancings, all of which can have a bearing on the emergence, number, and ultimate cost of claims.

The Company establishes unallocated loss adjustment expense reserves for loss settlement costs that are not directly related to individual claims. Such reserves are based on prior years' cost experience and trends, and are intended to cover the unallocated costs of claim departments' administration of known and IBNR claims.

Substantially all of the Company's reserves for IBNR claims relate to its general insurance business. As of December 31, 2005 and 2004, the Company's general insurance segment carried reserves of $873.6 and $735.2, respectively, to cover claims incurred but not as yet reported as well as for the possible adverse development of known case reserves. As noted above, the aggregate of these provisions, known collectively as IBNR reserves, results from the application of many formulas and reserve-setting approaches that are sensitive to the wide variety of already enumerated factors. Should these reserves for IBNR claims be understated by 10 percent for a deficiency of $87.3, or 3.5 percent of the Company's net general insurance reserves as of year end 2005 and $73.5, or 3.2 percent as of the prior year end balance sheet date, the impact on the Company's income statement would be to reduce pretax income by such amounts. One year developments of general insurance reserves posted as of each of the 1995 through 2004 year ends have reflected uniformly positive results. Cumulative developments ranging from 10 years to one year for the same year ends have produced both redundancies and (deficiencies) that have ranged between 7.2% and (5.8%) and have averaged .6%.

Certain events could affect adversely the Company's reserve levels and its future operating results and financial condition. With respect to Old Republic's general insurance business, such events or exposures would include but not be limited to catastrophic workers' compensation claims caused by a terrorist attack or a natural disaster such as an earthquake, legislated retroactive incurrence of previously denied or settled claims, the levying of major guaranty fund assessments by various states based on the costs of insurance company failures apportioned against remaining and financially secure insurers, the future failure of one or more significant assuming reinsurers that would void or reduce the Company's reinsurance recoverable for losses paid or in reserve, and greater than expected involuntary market assessments, such as those caused by forced participation in assigned risk and similar involuntary market plans, all of which cannot be reasonably estimated prior to their emergence.

In management's opinion, geographic concentrations of assureds' employees in the path of an earthquake or acts of terrorism represent the most significant catastrophic risks to Old Republic's General insurance segment. These risks would largely impact the workers' compensation line since primary insurers such as the Company must, by regulation, issue unlimited liability policies. While Old Republic obtains a degree of protection through its reinsurance program as to earthquake exposures, and, until December 31, 2007 through the Terrorism Risk Insurance Extension Act of 2005, there is no assurance that recoveries thereunder would be sufficient to offset the costs of a major calamity nor eliminate its possible major impact on operating results and financial condition. Old Republic has availed itself of modeling techniques to evaluate the possible magnitude of earthquake or terrorist induced claim costs for its most exposed coverage of workers' compensation. Such models, however, have not been sufficiently validated by past occurrences, and rely on a large variety and number of assumptions. As a result, they may not be predictive of possible claims from future events.

Mortgage guaranty net claim reserve levels could be affected adversely by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose the Company to greater loss on resale of properties obtained through foreclosure proceedings.

Title insurance loss reserve levels could be impacted adversely by such developments as reduced loan refinancing activity, the effect of which could be to lengthen the period during which title policies remain exposed to loss emergence, or reductions in either property values or the volume of transactions which, by virtue of the speculative nature of some real estate developments, could lead to increased occurrences of fraud, defalcations or mechanics' liens.

With respect to Old Republic's small life and health insurance operations, reserve adequacy may be affected adversely by greater than anticipated medical care cost inflation as well as greater than expected frequency and severity of claims. In life insurance, as in general insurance, concentrations of insured lives coupled with a catastrophic event would represent the Company's largest exposure.

In all of the above regards, current GAAP accounting polices do not permit the Company's reserving practices to anticipate or provide for claims arising from future catastrophic events before they occur.

The percentage of net claims, benefits and related settlement expenses incurred as a percentage of premiums and related fee revenues of the Company's three major operating segments and for its consolidated results were as follows:

	General	Mortgage	Title	Consolidated
Years Ended December 31:				
2001	74.8%	16.1%	4.0%	42.4%
2002	72.0	14.1	5.0	40.2
2003	67.6	22.7	5.8	37.9
2004	65.9	35.5	5.8	42.0
2005	66.9%	37.2%	6.0%	43.3%

The general insurance portion of the claims ratio has reflected a reasonably consistent downtrend since 1999. The reduction in this major cost factor reflects largely pricing and risk selection improvements that have been applied since 2001, together with elements of reduced loss severity and frequency. The mortgage guaranty claims ratio has trended higher since the second quarter of 2003 reflecting increases in claim provisions principally due to such factors as higher loss payments and expectations of higher severity and frequency of claims. The lower 2002 mortgage guaranty claims ratio resulted from a decline in claim provisions driven principally by a drop in expected claim severity. The most recent year-over-year claim ratio comparisons reflect continued upward pressure in paid loss trends, claim frequency and severity patterns. The title insurance loss ratios have been in the low single digits in each of the past five years due to a continuation of favorable trends in claims frequency and severity for business underwritten since 1992 in particular. The moderate uptrend in title insurance loss ratios since 2002 stems from a rise in the net provision for ultimate claim costs from the historically low level achieved in 2001. The consolidated benefits and claims ratio reflects the changing effects of period-to-period contributions of each segment to consolidated results, and this ratio's variances within each segment.

The percentage of net claims, benefits and related settlement expenses measured against premiums earned by General Insurance Group major coverage were as follows:

	Type of Coverage					
	Comm. Auto. (mostly trucking)	Workers' Comp.	Financial Indemnity	Inland Marine and Property	General Liability	Other
Years Ended December 31:						
2001	82.5%	89.0%	39.0%	59.5%	71.0%	68.5%
2002	78.4	93.2	41.1	51.5	67.6	66.9
2003	70.4	81.2	51.0	59.1	89.5	52.2
2004	66.5	72.4	47.6	56.2	108.6	59.3
2005	67.2%	78.9%	48.9%	52.1%	97.4%	58.6%

Average Mortgage Guaranty paid claims, and certain delinquency ratio data as of the end of the periods shown are listed below:

	Average Paid Claim Amount (1)		Delinquency Ratio	
	Traditional Primary	Bulk (2)	Traditional Primary	Bulk (2)
Years Ended December 31:				
2001	$ 19,221	$ -	2.84%	.33%
2002	20,693	-	3.43	3.28
2003	22,339	29,293	3.95	4.76
2004	23,920	19,885	4.11	4.59
2005	$ 24,255	$ 20,639	4.67%	3.67%

(1) Amounts are in whole dollars.
(2) Due to the relative immaturity of the bulk business, the above trends may prove to be highly volatile.

	Traditional Primary Delinquency Ratios for Top Ten States (3):									
	FL	TX	GA	IL	NC	CA	OH	PA	MN	NJ
As of December 31:										
2001	3.4%	3.2%	2.9%	2.9%	3.0%	3.1%	3.8%	2.5%	1.9%	3.4%
2002	3.6	3.9	3.9	3.3	4.0	2.9	4.9	3.3	2.1	3.8
2003	3.5	4.6	4.9	4.0	4.7	2.8	6.9	3.8	2.5	4.5
2004	3.2	5.0	5.6	3.8	4.9	2.1	7.6	4.4	3.5	4.2
2005	3.1%	5.7%	5.9%	4.2%	4.9%	1.8%	8.3%	4.7%	4.0%	4.1%

(3) As determined by risk in force. These 10 states represent approximately 50% of total risk in force as of December 31, 2005.

Expenses: Underwriting, Acquisition and Other Expenses

The following table sets forth the expense ratios registered by each major business segment and in consolidation for the periods shown:

	General	Mortgage	Title	Consolidated
Years Ended December 31:				
2001	27.8%	27.5%	87.2%	46.5%
2002	27.1	32.3	85.6	47.9
2003	26.2	24.8	84.6	48.5
2004	24.8	25.6	90.5	47.3
2005	24.6%	22.4%	88.2%	45.2%

Expense ratios for the Company as a whole have remained basically stable for the periods reported upon. Variations in these consolidated ratios reflect a continually changing mix of coverages sold and attendant costs of producing business in the Company's three business segments. To a significant degree, expense ratios for both the general and title insurance segments are mostly reflective of variable costs, such as commissions or similar charges, that rise or decline along with corresponding changes in premium and fee income, as well as changes in general operating expenses which can contract or expand in differing proportions due to varying levels of operating efficiencies and expense management opportunities in the face of changing market conditions.

The General Insurance Group's expense ratio reflects the benefits of well-controlled production and administrative expense management in the face of a greater revenue base.

The Mortgage Guaranty segment's expense ratio decreased in 2003 due to greater efficiencies gained in the distribution and servicing of its products; the increase in this ratio for 2002 was due to the posting of special operating charges aggregating $20.5. These charges stemmed from the cessation of the development and marketing of a loan portfolio evaluation service aimed at existing and potential mortgage guaranty insurance customers, and a reassessment of certain class action litigation exposures. The 2003 ratio also benefited from the resolution of the aforementioned class action litigation at a cost approximately $5.0 less than the related reserves recorded in 2002. The increase in 2004 resulted from higher stock option compensation expenses offset by recovery of certain prior years' litigation costs. The decline in the 2005 ratio reflects the absence of this segments' share of the aforementioned 2004 stock option costs, as well as a combination of lower contract underwriting costs, reductions in variable sales expenses, and continued attention to operating efficiencies.

Increased title sales volume led to lower expense ratios in 2005, 2003 and 2002. The increase in the 2004 expense ratio results from the aforementioned final settlement of consumer and regulatory litigation costs affecting Old Republic's California title insurance subsidiary.

Expenses: Total

The composite ratios of the above net claims, benefits and underwriting expenses that reflect the sum total of all the factors enumerated above have been as follows:

	General	Mortgage	Title	Consolidated
Years Ended December 31:				
2001	102.6%	43.6%	91.2%	88.9%
2002	99.1	46.4	90.6	88.1
2003	93.8	47.5	90.4	86.4
2004	90.7	61.1	96.3	89.3
2005	91.5%	59.6%	94.2%	88.5%

Expenses: Income Taxes

The effective consolidated income tax rates were 26.2% in 2005, 33.2% in 2004, and 32.4% in 2003. The effective tax rate was reduced by 6.2 percentage points in 2005, and net earnings were enhanced by tax and related interest recoveries of $57.9 ($45.9 net of tax, or 20 cents per share), due to the favorable resolution of tax issues applicable to the three years ended December 31, 1990. Excluding the effects of these tax and related interest recoveries, the effective tax rates remained relatively consistent with those of the corresponding prior periods. Such rates reflect primarily the varying proportions of pretax operating income derived from partially tax-sheltered investment income (principally state and municipal tax-exempt interest) on the one hand, and the combination of fully taxable investment income, realized investment gains or losses, and underwriting and service income, on the other hand.

OTHER INFORMATION

Reference is here made to "Information About Segments of Business" appearing elsewhere herein.

Historical data pertaining to the operating results, liquidity, and other performance indicators applicable to an insurance enterprise such as Old Republic are not necessarily indicative of results to be achieved in succeeding years. In addition to the factors cited below, the long-term nature of the insurance business, seasonal and annual patterns in premium production and incidence of claims, changes in yields obtained on invested assets, changes in government policies and free markets affecting inflation rates and general economic conditions, and changes in legal precedents or the application of law affecting the settlement of disputed and other claims can have a bearing on period-to-period comparisons and future operating results.

Some of the statements made in this report, as well as oral statements or commentaries made by the Company's management in conference calls following earnings releases, can constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Of necessity, any such forward-looking statements, commentaries, or inferences, involve assumptions, uncertainties, and risks that may affect the Company's future performance. With regard to Old Republic's General insurance segment, its results can be affected in particular by the level of market competition, which is typically a function of available capital and expected returns on such capital among competitors, the levels of interest and inflation rates, and periodic changes in claim frequency and severity patterns caused by natural disasters, weather conditions, accidents, illnesses, work-related injuries, and unanticipated external events. Mortgage Guaranty and Title insurance results can be impacted by similar factors and, most particularly, by changes in national and regional housing demand and values, the availability and cost of mortgage loans, employment trends, and default rates on mortgage loans. Additionally, mortgage guaranty results, in particular, may also be affected by various risk-sharing arrangements with business producers as well as the risk management and pricing policies of government sponsored enterprises. Life and health insurance earnings can be affected by the levels of employment and consumer spending, variations in mortality and health trends, and changes in policy lapsation rates. At the parent holding company level, operating earnings or losses are generally reflective of the amount of debt outstanding and its cost, interest income on temporary holdings of short-term investments, and period-to-period variations in the costs of administering the Company's widespread operations.

Any forward-looking statements or commentaries speak only as of their dates. Old Republic undertakes no obligation to publicly update or revise any and all such comments, whether as a result of new information, future events or otherwise, and accordingly they may not be unduly relied upon.

Consolidated Balance Sheets (All amounts, except common share data, are expressed in millions)

	December 31, 2005	December 31, 2004
Assets		
Investments:		
Available for sale:		
Fixed maturity securities (at fair value) (cost: $6,869.5 and $6,273.2)	**$ 6,877.4**	$ 6,455.9
Equity securities (at fair value) (cost: $500.9 and $396.8)	**552.4**	459.0
Short-term investments (at fair value which approximates cost)	**275.3**	388.6
Miscellaneous investments	**62.7**	54.4
Total	**7,768.0**	7,358.1
Other investments	**8.0**	13.4
Total investments	**7,776.0**	7,371.6
Other Assets:		
Cash	**68.3**	60.5
Securities and indebtedness of related parties	**16.4**	14.0
Accrued investment income	**95.5**	87.3
Accounts and notes receivable	**803.4**	590.1
Reinsurance balances and funds held	**81.0**	92.5
Reinsurance recoverable: Paid losses	**59.4**	53.3
Policy and claim reserves	**2,107.8**	1,793.2
Deferred policy acquisition costs	**240.0**	232.3
Sundry assets	**294.9**	275.6
	3,767.1	3,199.2
Total Assets	**$ 11,543.2**	$ 10,570.8
Liabilities, Preferred Stock, and Common Shareholders' Equity		
Liabilities:		
Losses, claims and settlement expenses	**$ 4,939.8**	$ 4,403.5
Unearned premiums	**1,039.3**	903.1
Other policyholders' benefits and funds	**188.8**	175.9
Total policy liabilities and accruals	**6,167.9**	5,482.6
Commissions, expenses, fees and taxes	**227.2**	235.9
Reinsurance balances and funds	**307.0**	157.8
Federal income tax payable: Current	**129.3**	8.4
Deferred	**421.6**	554.5
Debt	**142.7**	143.0
Sundry liabilities	**123.1**	122.7
Commitments and contingent liabilities		
Total Liabilities	**7,519.1**	6,705.1
Preferred Stock:		
Convertible preferred stock (1)	**-**	-
Common Shareholders' Equity:		
Common stock (1)	**229.5**	185.4
Additional paid-in capital	**288.6**	270.4
Retained earnings	**3,444.9**	3,240.1
Accumulated other comprehensive income	**60.8**	179.5
Treasury stock (at cost) (1)	**-**	(10.0)
Total Common Shareholders' Equity	**4,024.0**	3,865.6
Total Liabilities, Preferred Stock and Common Shareholders' Equity	**$ 11,543.2**	$ 10,570.8

(1) At December 31, 2005 and 2004, there were 75,000,000 shares of $0.01 par value preferred stock authorized, of which no shares were outstanding. As of the same dates, there were 500,000,000 shares of common stock, $1.00 par value, authorized, of which 229,575,404 in 2005 and 231,786,409 in 2004 were issued and outstanding. At December 31, 2005 and 2004, there were 100,000,000 shares of Class B Common Stock, $1.00 par value, authorized, of which no shares were issued. Common shares classified as treasury stock were 0 and 3,581,978 as of December 31, 2005 and 2004, respectively.

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries

Consolidated Statements of Income (All amounts, except common share data, are expressed in millions)

	Years Ended December 31,		
	2005	2004	2003
Revenues:			
Net premiums earned	**$ 3,062.3**	$ 2,804.8	$ 2,582.1
Title, escrow, and other fees	**324.6**	311.2	353.9
Total premiums and fees	**3,386.9**	3,116.1	2,936.0
Net investment income	**310.1**	290.8	279.2
Other income	**43.9**	36.7	51.2
Total operating revenues	**3,741.0**	3,443.7	3,266.5
Realized investment gains	**64.9**	47.9	19.3
Total revenues	**3,805.9**	3,491.6	3,285.8
Benefits, Claims and Expenses:			
Benefits, claims, and settlement expenses	**1,460.1**	1,305.6	1,097.6
Dividends to policyholders	**5.3**	2.2	15.1
Underwriting, acquisition, and other expenses	**1,583.4**	1,523.8	1,484.9
Interest and other charges	**9.5**	8.9	8.2
Total expenses	**3,058.5**	2,840.7	2,606.0
Income before income taxes	**747.3**	650.9	679.7
Income Taxes:			
Currently payable	**263.0**	183.4	168.0
Deferred (Credits)	**(67.1)**	32.5	51.9
Total	**195.9**	215.9	219.9
Net Income	**$ 551.4**	$ 435.0	$ 459.8
Net Income Per Share:			
Basic:	**$ 2.40**	$ 1.91	$ 2.02
Diluted:	**$ 2.37**	$ 1.89	$ 2.01
Average shares outstanding: Basic	**229,487,273**	228,177,278	226,936,856
Diluted	**232,108,491**	230,759,540	229,128,669
Dividends Per Common Share:			
Cash: Regular	**$ .512**	$ .402	$ .356
Special	**.800**	-	.534
Total	**$ 1.312**	$ .402	$ .890
Stock	**25%**	-%	50%

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(All amounts are expressed in millions)

	Years Ended December 31,		
	2005	2004	2003
Net income as reported	**$ 551.4**	$ 435.0	$ 459.8
Other comprehensive income (loss):			
Foreign currency translation adjustment	**2.9**	7.3	13.9
Unrealized gains (losses) on securities:			
Unrealized gains (losses) arising during period	**(120.5)**	(49.9)	191.2
Less: elimination of pretax realized gains included in income as reported	**64.9**	47.9	19.3
Pretax unrealized gains (losses) on securities carried at market value	**(185.4)**	(97.8)	171.9
Deferred income taxes (credits)	**(64.9)**	(34.2)	60.1
Net unrealized gains (losses) on securities	**(120.5)**	(63.5)	111.7
Minimum Pension Liability:			
Minimum pension liability	**(1.7)**	(1.5)	-
Deferred income tax credits	**(.6)**	(.5)	-
Minimum pension liability, net of tax credits	**(1.1)**	(.9)	-
Net adjustments	**(118.7)**	(57.2)	125.7
Comprehensive income	**$ 432.6**	$ 377.7	$ 585.5

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Preferred Stock and Common Shareholders' Equity (All amounts are expressed in millions)

	Years Ended December 31,		
	2005	2004	2003
Convertible Preferred Stock:			
Balance, end of year	$ -	$ -	$ -
Common Stock:			
Balance, beginning of year	$ 185.4	$ 184.4	$ 123.7
Stock dividend	45.9	-	61.4
Dividend reinvestment plan	-	-	-
Exercise of stock options	.9	.9	.4
Stock awards	-	-	-
Treasury stock restored to unissued status	(2.8)	-	(1.2)
Balance, end of year	$ 229.5	$ 185.4	$ 184.4
Additional Paid-in Capital:			
Balance, beginning of year	$ 270.4	$ 245.5	$ 253.1
Dividend reinvestment plan	2.0	.8	1.5
Exercise of stock options	18.1	15.3	9.9
Stock option compensation	4.8	8.7	2.2
Stock awards	.2	-	-
Treasury stock restored to unissued status	(7.1)	-	(21.4)
Balance, end of year	$ 288.6	$ 270.4	$ 245.5
Retained Earnings:			
Balance, beginning of year	$ 3,240.1	$ 2,896.8	$ 2,700.5
Net income	551.4	435.0	459.8
Dividends on common stock: cash	(300.7)	(91.6)	(201.9)
stock	(45.9)	-	(61.4)
Balance, end of year	$ 3,444.9	$ 3,240.1	$ 2,896.8
Accumulated Other Comprehensive Income:			
Balance, beginning of year	$ 179.5	$ 236.8	$ 111.0
Foreign currency translation adjustments	2.9	7.3	13.9
Net unrealized gains (losses) on securities	(120.5)	(63.5)	111.7
Minimum pension liability, net of tax credits	(1.1)	(.9)	-
Balance, end of year	$ 60.8	$ 179.5	$ 236.8
Treasury Stock:			
Balance, beginning of year	$ (10.0)	$ (10.0)	$ (32.6)
Acquired during the year	-	-	-
Restored to unissued status	10.0	-	22.6
Balance, end of year	$ -	$ (10.0)	$ (10.0)

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(All amounts are expressed in millions)

	Years Ended December 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 551.4	$ 435.0	$ 459.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred policy acquisition costs	(7.2)	(9.4)	(21.6)
Premiums and other receivables	(212.7)	(33.4)	(34.6)
Unpaid claims and related items	273.9	262.8	192.1
Other policyholders' benefits and funds	96.2	82.8	92.9
Income taxes	53.9	56.5	36.4
Reinsurance balances and funds	154.3	(10.5)	(24.9)
Realized investment gains	(64.9)	(47.9)	(19.3)
Accounts payable, accrued expenses and other	34.9	92.5	39.5
Total	880.0	828.3	720.2
Cash flows from investing activities:			
Fixed maturity securities:			
Maturities and early calls	818.7	625.8	704.3
Sales	375.2	149.6	302.0
Sales of:			
Equity securities	325.8	334.0	211.0
Other investments	12.9	12.7	7.6
Fixed assets for company use	5.7	.9	1.0
Cash and short-term investments of subsidiary acquired	1.2	2.5	-
Purchases of:			
Fixed maturity securities	(1,818.8)	(1,604.1)	(1,428.9)
Equity securities	(380.8)	(250.3)	(119.0)
Other investments	(5.2)	(1.9)	(4.0)
Fixed assets for company use	(37.6)	(20.1)	(22.1)
Investments in affiliates	(10.1)	(1.4)	-
Net decrease (increase) in short-term investments	118.9	15.5	(149.6)
Other-net	4.0	2.6	1.3
Total	(589.9)	(734.1)	(496.2)
Cash flows from financing activities:			
Issuance of debentures and notes	1.0	-	-
Issuance of common shares	18.4	14.6	9.7
Repayments of term loans	-	-	(1.0)
Redemption of debentures and notes	(1.4)	(.6)	(2.8)
Dividends on common shares	(300.7)	(91.6)	(201.9)
Other-net	.2	(3.1)	(17.9)
Total	(282.4)	(80.8)	(214.0)
Increase (decrease) in cash	7.7	13.3	9.9
Cash, beginning of year	60.5	47.2	37.2
Cash, end of year	$ 68.3	$ 60.5	$ 47.2
Supplemental cash flow information:			
Cash paid during the year for: Interest	$ 9.4	$ 8.7	$ 8.7
Income Taxes	$ 138.4	$ 156.5	$ 180.6

See accompanying Notes to Consolidated Financial Statements.

(All amounts, except common share data, are expressed in millions)

Old Republic International Corporation is a Chicago-based insurance holding company with subsidiaries engaged mainly in the general (property and liability), mortgage guaranty and title insurance businesses. In this report, "Old Republic", "the Corporation", or "the Company" refers to Old Republic International Corporation and its subsidiaries as the context requires. The aforementioned insurance segments are organized as the Old Republic General Insurance, Mortgage Guaranty and Title Insurance Groups, and references herein to such groups apply to the Company's subsidiaries engaged in the respective segments of business. Note 6 shows summary results for the Company's business segments.

Note 1-Summary of Significant Accounting Policies-The significant accounting policies employed by Old Republic International Corporation and its subsidiaries are set forth in the following summary.

(a) Consolidation Practices-The consolidated financial statements include the accounts of the Corporation and those of its major insurance underwriting and service subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Accounting Principles-The Corporation's insurance underwriting subsidiaries maintain their records in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities. In consolidating such subsidiaries, adjustments have been made to conform their accounts with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Investments-The Company may classify its invested assets in terms of those assets relative to which it either (1) has the positive intent and ability to hold until maturity, (2) has available for sale or (3) has the intention of trading. As of December 31, 2005 and 2004, the Company's invested assets were classified as "available for sale."

Fixed maturity securities classified as "available for sale" and other preferred and common stocks (equity securities) are included at fair value with changes in such values, net of deferred income taxes, reflected directly in shareholders' equity. Fair values for fixed maturity securities and equity securities are based on quoted market prices or estimates using values obtained from independent pricing services as applicable.

The Company reviews the status and market value changes of each of its investments on at least a quarterly basis during the year, and estimates of other than temporary impairments in the portfolio's value are evaluated and established at each quarterly balance sheet date. In reviewing investments for other than temporary impairment, the Company, in addition to a security's market price history, considers the totality of such factors as the issuer's operating results, financial condition and liquidity, its ability to access capital markets, credit rating trends, most current audit opinion, industry and securities markets conditions, and analyst expectations to reach its conclusions. Sudden market value declines caused by such adverse developments as newly emerged or imminent bankruptcy filings, issuer default on significant obligations, or reports of financial accounting developments that bring into question the validity of previously reported earnings or financial condition, are recognized as realized losses as soon as credible publicly available information emerges to confirm such developments. Accordingly, the recognition of losses from other-than-temporary value impairments is subject to a great deal of judgment as well as turns of events over which the Company can exercise little or no control. In the event the Company's estimate of other than temporary impairments is insufficient at any point in time, future periods' net income would be adversely affected by the recognition of additional realized or impairment losses, but its financial position would not necessarily be affected adversely inasmuch as such losses, or a portion of them, could have been recognized previously as unrealized losses. The Company recognized other than temporary impairments of investments in the amounts of $9.2, $5.2, and $16.4 for the years ended December 31, 2005, 2004 and 2003, respectively.

The amortized cost and estimated fair values of fixed maturity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed Maturity Securities:				
December 31, 2005:				
U.S. & Canadian Governments	$ 1,245.0	$ 18.2	$ 4.0	$ 1,259.2
Tax-exempt	1,976.4	15.0	16.2	1,975.2
Utilities	924.2	13.1	14.3	923.0
Corporate	2,723.7	33.1	36.9	2,719.8
	$ 6,869.5	$ 79.5	$ 71.5	$ 6,877.4
December 31, 2004:				
U.S. & Canadian Governments	$ 1,107.7	$ 28.3	$ .8	$ 1,135.3
Tax-exempt	1,538.6	38.4	2.9	1,574.0
Utilities	850.2	29.0	2.7	876.4
Corporate	2,776.6	98.7	5.2	2,870.0
	$ 6,273.2	$ 194.5	$ 11.8	$ 6,455.9

The amortized cost and estimated fair value at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Fixed Maturity Securities:		
Due in one year or less	$ 721.1	$ 721.2
Due after one year through five years	2,810.0	2,826.3
Due after five years through ten years	3,291.7	3,273.8
Due after ten years	46.5	56.0
	$ 6,869.5	$ 6,877.4

Bonds and other investments carried at $224.8 as of December 31, 2005 were on deposit with governmental authorities by the Corporation's insurance subsidiaries to comply with insurance laws.

A summary of the Company's equity securities follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2005:				
Equity securities	$ 500.9	$ 55.1	$ 3.6	$ 552.4
December 31, 2004:				
Equity securities	$ 396.8	$ 68.6	$ 6.4	$ 459.0

Investment income is reported net of allocated expenses and includes appropriate adjustments for amortization of premium and accretion of discount on fixed maturity securities acquired at other than par value. Dividends on equity securities are credited to income on the ex-dividend date. Realized investment gains and losses, which are comprised of sales of securities and provisions or write-downs of securities, are reflected as revenues in the income statement and are determined on the basis of amortized value at date of sale for fixed maturity securities, and cost in regard to equity securities; such bases apply to the specific securities sold. Unrealized investment gains and losses, net of any deferred income taxes, are recorded directly as a component of accumulated other comprehensive income in shareholders' equity.

The following table reflects the Company's gross unrealized losses and fair value, aggregated by category and length of time that individual securities have been in an unrealized loss position employing closing market price comparisons with an issuer's original cost at December 31, 2005 and 2004:

	12 Months or Less		Greater than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2005:						
Fixed Maturity Securities:						
U.S & Canadian Governments ...	$ 312.9	$ 2.9	$ 72.5	$ .8	$ 385.4	$ 3.7
Tax-exempt	969.6	12.2	154.4	4.0	1,124.0	16.2
Corporates	1,773.8	36.1	377.2	15.4	2,151.0	51.5
	3,056.3	51.2	604.2	20.3	3,660.6	71.5
Equity Securities	94.6	3.5	-	-	94.6	3.6
Total	$ 3,151.0	$ 54.8	$ 604.2	$ 20.3	$ 3,755.3	$ 75.1
December 31, 2004:						
Fixed Maturity Securities:						
U.S & Canadian Governments ...	$ 209.7	$ .8	$ -	$ -	$ 209.7	$ .8
Tax-exempt	307.7	2.4	33.1	.5	340.8	2.9
Corporates	634.4	6.0	73.6	2.0	708.0	8.0
	1,151.9	9.2	106.7	2.5	1,258.6	11.8
Equity Securities	44.0	6.3	.7	.1	44.7	6.4
Total	$ 1,195.9	$ 15.6	$ 107.4	$ 2.6	$ 1,303.4	$ 18.2

At December 31, 2005, the Company held 946 fixed maturity and 25 equity securities in an unrealized loss position, representing 52.2 percent as to fixed maturities and 27.8 percent as to equity securities of the total number of such issues held by the Company. Of the 946 fixed maturity securities, 136 had been in a continuous unrealized loss position for greater than 12 months. The unrealized losses on these securities are primarily attributable to the rising interest rate environment as opposed to a decline in credit quality of the issuer.

At December 31, 2005, the Corporation and its subsidiaries had no non-income producing fixed maturity securities except for U.S. Treasury Tax and Loss Bonds in the amount of $545.7 required to be held by its mortgage insurance subsidiaries for the payment of deferred income taxes. In January, 2006, $122.5 of such tax and loss bonds were redeemed.

The following table reflects the composition of net investment income, net realized gains or losses, and the net change in unrealized investment gains or losses for each of the years shown:

	Years Ended December 31,		
	2005	2004	2003
Investment income from:			
Fixed maturity securities	$ 284.1	$ 267.2	$ 256.4
Equity securities	9.4	14.3	14.6
Short-term investments	15.9	5.7	4.5
Other sources	5.4	6.8	6.8
Gross investment income	315.0	294.1	282.5
Investment expenses (1)	4.9	3.2	3.2
Net investment income	$ 310.1	$ 290.8	$ 279.2
Realized gains (losses) on:			
Fixed maturity securities:			
Gains	$ 5.8	$ 5.2	$ 9.0
Losses	(4.0)	(.5)	(4.4)
Net	1.7	4.6	4.6
Equity securities & other long-term investments	63.1	43.2	14.6
Total	64.9	47.9	19.3
Income taxes	22.6	17.0	6.7
Net realized gains	$ 42.2	$ 30.9	$ 12.5

(Table continued on next page.)

(Table continued from previous page.)

	Years Ended December 31,		
	2005	2004	2003
Changes in unrealized investment gains (losses) on:			
Fixed maturity securities:			
Held to maturity (2)	$ -	$ -	$ (117.5)
Available for sale	$ (174.7)	$ (94.3)	$ 94.0
Less: Deferred income taxes (credits)	(61.1)	(33.0)	32.9
Net changes in unrealized investment gains (losses)	$ (113.5)	$ (61.3)	$ 61.1
Equity securities & other long-term investments	$ (10.7)	$ (3.5)	$ 77.8
Less: Deferred income taxes (credits)	(3.7)	(1.2)	27.2
Net changes in unrealized investment gains (losses)	$ (6.9)	$ (2.2)	$ 50.6

(1) Investment expenses consist of personnel costs and investment management and custody service fees, as well as interest incurred on funds held of $.7, $.3 and $.1 for the years ended December 31, 2005, 2004 and 2003, respectively.

(2) Deferred income taxes do not apply since these securities are carried at amortized cost. During the first quarter of 2003, the Company reclassified its fixed maturity securities categorized as held to maturity to the available for sale classification, which resulted in recognizing $117.5 of unrealized investment gains imbedded in such securities at December 31, 2002.

(d) Revenue Recognition -Pursuant to GAAP applicable to the insurance industry, revenues are associated with the related benefits, claims, and expenses.

Substantially all general insurance premiums are reflected in income on a pro-rata basis. Earned but unbilled premiums are generally taken into income on the billing date, while adjustments for retrospective premiums, commissions and similar charges or credits are accrued on the basis of periodic evaluations of current underwriting experience and contractual obligations. Nearly all of the Company's mortgage guaranty premiums stem from monthly installment policies. Accordingly, such premiums are generally written and earned in the month coverage is effective. With respect to annual or single premium policies, earned premiums are recognized on a pro-rata basis over the terms of the policies. Title premium and fee revenues stemming from the Company's direct operations (which includes branch offices of its title insurer and wholly owned subsidiaries of the Company) represent approximately 37 percent of such consolidated title business revenues. Such premiums are generally recognized as income at the escrow closing date which approximates the policy effective date. Fee income related to escrow and other closing services is recognized when the related services have been performed and completed. The remaining 63 percent of consolidated title premium and fee revenues are title premiums produced by independent title agents and underwritten title companies. Rather than making estimates that could be subject to significant variance from actual premium production, the Company recognizes revenues from those sources upon receipt. Such receipts can reflect a three to four month lag relative to the effective date of the underlying title policy, and are offset concurrently by production expenses and claim reserve provisions.

(e) Deferred Policy Acquisition Costs-The Corporation's insurance subsidiaries, other than title companies, defer certain costs which vary with and are primarily related to the production of business. Deferred costs consist principally of commissions, premium taxes, marketing, and policy issuance expenses. With respect to most coverages, deferred acquisition costs are amortized on the same basis as the related premiums are earned or, alternatively, over the periods during which premiums will be paid. To the extent that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings. A write down of previously deferred acquisition costs applicable to a discontinued life product amounted to $10.5 during the fourth quarter of 2004.

The following table summarizes deferred policy acquisition costs and related data for the years shown:

	Years Ended December 31,		
	2005	2004	2003
Deferred, beginning of year	$ 232.3	$ 221.9	$ 197.8
Acquisition costs deferred:			
Commissions – net of reinsurance	219.1	209.4	178.6
Premium taxes	75.5	69.9	58.2
Salaries and other marketing expenses	92.6	91.5	102.5
Sub-total	387.4	370.9	339.3
Amortization charged to income	(379.8)	(360.5)	(315.2)
Change for the year	7.6	10.4	24.0
Deferred, end of year	$ 240.0	$ 232.3	$ 221.9

(f) Unearned Premiums-Unearned premium reserves are generally calculated by application of pro-rata factors to premiums in force. At December 31, 2005 and 2004, unearned premiums consisted of the following:

	December 31,	
	2005	2004
General Insurance Group	$ 993.3	$ 860.2
Mortgage Guaranty Group	45.9	42.9
Total	$ 1,039.3	$ 903.1

(g) Losses, Claims and Settlement Expenses-The establishment of claim reserves by the Company's insurance subsidiaries is a reasonably complex and dynamic process influenced by a large variety of factors. These factors include past experience applicable to the anticipated costs of various types of claims, continually evolving and changing legal theories emanating from the judicial system, recurring accounting, statistical, and actuarial studies, the professional experience and expertise of the Company's claim departments' personnel or attorneys and independent adjusters retained to handle individual claims, the effect of inflationary trends on future claim settlement costs, and ongoing changes in claim frequency or severity patterns such as those caused by natural disasters, illnesses, accidents, work-related injuries, or changes in economic conditions. Consequently, the reserve-setting process relies on the judgments and opinions of a large number of persons, on the application and interpretation of historical precedent and trends, and on expectations as to future developments. At any point in time, the Company and the insurance industry are exposed to possibly higher than anticipated claim costs due to the aforementioned factors, and to the evolution, interpretation, and expansion of tort law, as well as the effects of unexpected jury verdicts.

All reserves are necessarily based on estimates which are periodically reviewed and evaluated in the light of emerging claim experience and changing circumstances. The resulting changes in estimates are recorded in operations of the periods during which they are made. Return and additional premiums and policyholders' dividends, all of which tend to be affected by development of claims in future years, may offset, in whole or in part, developed claim redundancies or deficiencies for certain coverages such as workers' compensation, portions of which are written under loss sensitive programs that provide for such adjustments. The Company believes that its overall reserving practices have been consistently applied over many years, and that its aggregate net reserves have produced reasonable estimates of the ultimate net costs of claims incurred. However, no representation is made that ultimate net claim and related costs will not be greater or lower than previously established reserves.

General Insurance Group reserves are established to provide for the ultimate expected cost of settling unpaid losses and claims reported at each balance sheet date. Such reserves are based on continually evolving assessments of the facts available to the Company during the settlement process which may stretch over long periods of time. Long-term disability-type workers' compensation reserves are discounted to present value based on interest rates ranging from 3.5% to 4.0%. Losses and claims incurred but not reported, as well as expenses required to settle losses and claims are established on the basis of a large number of formulas that take into account various criteria, including historical cost experience and anticipated costs of servicing reinsured and other risks. Estimates of possible recoveries from salvage or subrogation opportunities are considered in the establishment of such reserves as applicable. As part of overall claim and claim expense reserves, the point estimates incorporate amounts to cover net estimates of unusual claims such as those emanating from asbestosis and environmental ("A&E") exposures as discussed below. Such reserves can affect claim costs and related loss ratios for such insurance coverages as general liability, commercial automobile (truck), workers' compensation and property.

Early in 2001, the Federal Department of Labor revised the Federal Black Lung Program regulations. The revisions basically require a re-evaluation of previously settled, denied, or new occupational disease claims in the context of newly devised, more lenient standards when such claims are resubmitted. Following a number of challenges and appeals by the insurance and coal mining industries, the revised regulations were, for the most part, upheld in June, 2002 and are to be applied prospectively. Since the final quarter of 2001 black lung claims filed or refiled pursuant to these anticipated and now final regulations have increased, though the volume of new claim reports has abated in the last three years. The vast majority of claims filed to date against Old Republic pertain to business underwritten through loss sensitive programs that permit the charge of additional or refund of return premiums to wholly or partially offset changes in estimated claim costs, or to business underwritten as a service carrier on behalf of various industry-wide involuntary market (i.e. assigned risk) pools. A much smaller portion pertains to business produced on a traditional risk transfer basis. The Company has established applicable reserves for claims as they have been reported and for claims not as yet reported on the basis of its historical experience as well as assumptions relative to the effect of the revised regulations. Inasmuch as a variety of challenges are likely as the revised regulations are implemented through the actual claim settlement process, the potential impact on reserves, gross and net of reinsurance or retrospective premium adjustments, resulting from such regulations cannot as yet be estimated with reasonable certainty.

Old Republic's reserve estimates also include provisions for indemnity and settlement costs for various asbestosis and environmental impairment ("A&E") claims that have been filed in the normal course of business against a number of its insurance subsidiaries. Many such claims relate to policies issued prior to 1985, including many issued during a short period between 1981 and 1982 pursuant to an agency agreement canceled in 1982. Over the years, the Corporation's property and liability insurance subsidiaries have typically issued general liability insurance policies with face amounts ranging between $1.0 and $2.0 and rarely exceeding $10.0. Such policies have, in turn, been subject to reinsurance cessions which have typically reduced the Corporation's retentions to $.5 or less as to each claim.

Old Republic's exposure to A&E claims cannot be calculated by conventional insurance reserving methods for a variety of reasons, including: a) the absence of statistically valid data inasmuch as such claims typically involve long reporting delays and very often uncertainty as to the number and identity of insureds against whom such claims have arisen or will arise; and b) the litigation history of such or similar claims for insurance industry members has produced court decisions that have been inconsistent with regard to such questions as when an alleged loss occurred, which policies provide coverage, how a loss is to be allocated among potentially responsible insureds and/or their insurance carriers, how policy coverage exclusions are to be interpreted, what types of environmental impairment or toxic tort claims are covered, when the insurer's duty to defend is triggered, how policy limits are to be calculated, and whether clean-up costs constitute property damage. In recent times, the Executive Branch and/or the Congress of the United States have proposed or considered changes in the legislation and rules affecting the determination of liability for environmental and asbestosis claims. As of December 31, 2005, however, there is no solid evidence to suggest that possible future changes might mitigate or reduce some or all of these claim exposures. Because of the above issues and uncertainties, estimation of reserves for losses and allocated loss adjustment expenses for A&E claims in particular is much more difficult or impossible to quantify with a high degree of precision. Accordingly, no representation can be made that the Corporation's reserves for such claims and related costs will not prove to be overstated or understated in the future. At December 31, 2005 and 2004, Old Republic's aggregate indemnity and loss adjustment expense reserves specifically identified with A&E exposures amounted to approximately $170.7 and $118.9 gross, respectively, and $132.2 and $97.1 net of reinsurance, respectively. Old Republic's average five year survival ratios stood at 7.4 years (gross) and 10.4 years (net of reinsurance) as of December 31, 2005 and 6.2 years (gross) and 9.6 years (net of reinsurance) as of December 31, 2004. Fluctuations in this ratio between years can be caused by the inconsistent pay out patterns associated with these types of claims.

Mortgage guaranty loss reserves are based on calculations that take into account the number of reported insured mortgage loan defaults as of each balance sheet date, as well as experience-based estimates of loan defaults that have occurred but have not as yet been reported. Further, the resulting loss reserve estimates take into account a large number of variables including trends in claim severity, potential salvage recoveries, expected cure rates for reported loan defaults at various stages of default, and judgments relative to future employment levels, housing market activity, and mortgage loan demand and extensions.

Title insurance and related escrow service loss and loss adjustment expense reserves are established to cover the estimated settlement costs of known as well as claims incurred but not reported, concurrently with the recognition of premium and escrow service revenues. Reserves for known claims are based on an assessment of the facts available to the Company during the settlement process. Reserves for claims incurred but not reported are established on the basis of past experience and evaluations of such variables as changes and trends in the types of policies issued, changes in real estate markets and interest rate environments, and changed levels of loan refinancings, all of which can have a bearing on the emergence, number, and ultimate cost of claims.

In addition to the above reserve elements, the Company establishes reserves for loss settlement costs that are not directly related to individual claims. Such reserves are based on prior years' cost experience and trends, and are intended to cover the unallocated costs of claim departments' administration of known and IBNR claims.

The following table shows an analysis of changes in aggregate reserves for the Company's losses, claims and settlement expenses for each of the years shown:

	Years Ended December 31,		
	2005	2004	2003
Gross reserves at beginning of year	$ 4,403.5	$ 4,022.7	$ 3,676.8
Less: reinsurance losses recoverable	1,639.6	1,522.5	1,370.7
Net reserves at beginning of year	2,763.8	2,500.1	2,306.0
Incurred claims and claim adjustment expenses:			
Provisions for insured events of the current year	1,504.5	1,348.7	1,159.2
Change in provision for insured events of prior years	(43.9)	(43.1)	(60.8)
Total incurred claims and claim adjustment expenses	1,460.7	1,305.7	1,098.4
Payments:			
Claims and claim adjustment expenses attributable to insured events of the current year	484.6	403.6	337.4
Claims and claim adjustment expenses attributable to insured events of prior years	702.1	638.2	566.9
Total payments	1,186.8	1,041.9	904.3
Amount of reserves for unpaid claims and claim adjustment expenses at the end of each year, net of reinsurance losses recoverable	3,037.6	2,763.8	2,500.1
Reinsurance losses recoverable	1,902.1	1,639.6	1,522.5
Gross reserves at end of year	$ 4,939.8	$ 4,403.5	$ 4,022.7

For the three most recent calendar years, the above table indicates that the one-year development of consolidated reserves at the beginning of each year produced average favorable annual developments of about 2.0%. The Company believes that the factors most responsible, in varying and continually changing degrees, for such redundancies or deficiencies included differences in originally estimated salvage and subrogation recoveries, in sales and prices of homes that can reduce claim costs upon the sale of foreclosed properties, in levels of loan refinancing activity that can reduce the period of time over which a policy remains at risk, in lower than expected frequencies of claims incurred but not reported, in the effect of reserve discounts applicable to workers' compensation claims, in higher than expected severity of litigated claims in particular, in governmental or judicially imposed retroactive conditions in the settlement of claims such as noted above in regard to black lung disease claims, in greater than anticipated inflation rates applicable to repairs and the medical portion of claims in particular, and in higher than expected claims incurred but not reported due to the slower and highly volatile emergence patterns applicable to certain types of claims such as those stemming from litigated, assumed reinsurance, or the A&E types of claims noted above.

(h) Income Taxes-The Corporation and most of its subsidiaries file a consolidated tax return and provide for income taxes payable currently. Deferred income taxes included in the accompanying consolidated financial statements will not necessarily become payable/recoverable in the future. The Company uses the asset and liability method of calculating deferred income taxes. This method calls for the establishment of a deferred tax, calculated at currently enacted tax rates that are applied to the cumulative temporary differences between financial statement and tax bases of assets and liabilities.

The provision for combined current and deferred income taxes reflected in the consolidated statements of income does not bear the usual relationship to income before income taxes as the result of permanent and other differences between pretax income and taxable income determined under existing tax regulations. The more significant differences, their effect on the statutory income tax rate, and the resulting effective income tax rates are summarized below:

	Years Ended December 31,		
	2005	2004	2003
Statutory tax rate	35.0%	35.0%	35.0%
Tax rate increases (decreases):			
Tax-exempt interest	(2.6)	(2.4)	(2.3)
Dividends received exclusion	(.2)	(.5)	(.5)
Other items – net (1)	(6.0)	1.1	.2
Effective tax rate	26.2%	33.2%	32.4%

(1) During 2004, the Company recorded a pretax charge of $22.9 in response to a court ruling against Old Republic Title Company. Of that amount, approximately $11.8 was non-deductible, resulting in an increase in the effective tax rate of 0.6 percentage points. Tax and related interest recoveries of $57.9 ($45.9 net of tax) were recorded in the second quarter of 2005 due to the favorable resolution of tax issues applicable to the three years ended December 31, 1990. This adjustment reduced the 2005 effective tax rate by approximately 6.2 percentage points.

The tax effects of temporary differences that give rise to significant portions of the Company's net deferred tax assets (liabilities) are as follows at the dates shown:

	December 31, 2005	December 31, 2004	December 31, 2003
Deferred Tax Assets:			
Losses, claims, and settlement expenses	$ 176.5	$ 177.1	$ 161.5
Other timing differences	15.8	23.9	25.5
Total deferred tax assets (1)	192.3	201.0	187.1
Deferred Tax Liabilities:			
Unearned premium reserves	29.5	30.1	33.2
Deferred policy acquisition costs	77.7	75.7	72.3
Mortgage guaranty insurers' contingency reserves	468.5	545.8	499.4
Fixed maturity securities adjusted to cost	6.8	7.4	8.2
Net unrealized investment gains	26.9	91.9	126.2
Title plants and records	4.4	4.4	4.4
Total deferred tax liabilities	614.0	755.5	743.9
Net deferred tax liabilities	$ 421.6	$ 554.5	$ 556.8

(1) The Company has evaluated its deferred tax assets as of each of these dates and has concluded that no valuation allowance is warranted.

Pursuant to special provisions of the Internal Revenue Code pertaining to mortgage guaranty insurers, a contingency reserve (established in accordance with insurance regulations designed to protect policyholders against extraordinary volumes of claims) is deductible from gross income. The tax benefits obtained from such deductions must, however, be invested in a special type of non-interest bearing U.S. Treasury Tax and Loss Bonds which aggregated $545.7 at December 31, 2005. For Federal income tax purposes, amounts deducted from the contingency reserve are taken into gross statutory taxable income in the period in which they are released. Contingency reserves may be released when incurred losses exceed thresholds established under state law or regulation, upon special request and approval by state insurance regulators, or in any event, upon the expiration of ten years. The Company released contingency reserves of $350.0 during the fourth quarter of 2005 and consequently, $122.5 of U.S. Treasury Tax and Loss Bonds were redeemed during January 2006.

In April, 2004 the IRS issued a so-called "30 Day Letter" to the Company as a result of a recently completed examination of tax returns for years 1998 to 2000 (see note 4(c), Commitments and Contingent Liabilities – General for further information).

(i) Property and Equipment-Property and equipment is generally depreciated or amortized over the estimated useful lives of the assets, (2 to 27 years), substantially by the straight-line method. Depreciation and amortization expenses related to property and equipment were $19.0, $18.2, and $16.2 in 2005, 2004, and 2003, respectively. Expenditures for maintenance and repairs are charged to income as incurred, and expenditures for major renewals and additions are capitalized.

(j) Title Plants and Records-Title plants and records are carried at original cost or appraised value at the date of purchase. Such values represent the cost of producing or acquiring interests in title records and indexes and the appraised value of purchased subsidiaries' title records and indexes at dates of acquisition. The cost of maintaining, updating, and operating title records is charged to income as incurred. Title records and indexes are ordinarily not amortized unless events or circumstances indicate that the carrying amount of the capitalized costs may not be recoverable.

(k) Goodwill-Goodwill resulting from business combinations is no longer amortizable against operations but must be tested annually for possible impairment of its continued value ($93.1 and $92.2 at December 31, 2005 and 2004, respectively). No impairment charges were required for any period presented.

(l) Employee Benefit Plans- The Corporation has three pension plans covering a portion of its work force. The three plans are the Old Republic International Salaried Employees Restated Retirement Plan (the Old Republic Plan), the Bituminous Casualty Corporation Retirement Income Plan (the Bituminous Plan) and the Old Republic National Title Group Pension Plan (the Title Plan). The plans are defined benefit plans pursuant to which pension payments are based primarily on years of service and employee compensation near retirement. It is the Corporation's policy to fund the plans' costs as they accrue. These plans were closed to new participants as of December 31, 2004.

Plan assets are comprised principally of bonds, common stocks and short-term investments. The dates used to determine pension measurements are December 31 for the Old Republic Plan and the Bituminous Plan, and September 30 for the Title Plan.

The changes in the projected benefit obligation are as follows at the above measurement dates:

	2005	2004	2003
Projected benefit obligation at beginning of year	$ 214.4	$ 195.8	$ 161.6
Increases (decreases) during the year attributable to:			
Service cost	8.5	7.7	5.8
Interest cost	12.2	11.5	11.0
Actuarial losses	4.4	7.6	26.4
Benefits paid	(8.7)	(8.3)	(9.1)
Net increase for year	16.5	18.5	34.2
Projected benefit obligation at end of year	$ 230.9	$ 214.4	$ 195.8

The changes in the fair value of net assets available for plan benefits as of the above measurement dates are as follows:

	2005	2004	2003
Fair value of net assets available for plan benefits at beginning of the year	$ 185.7	$ 175.0	$ 156.6
Increases (decreases) during the year attributable to:			
Actual return on plan assets	10.8	13.5	17.4
Sponsor contributions	8.0	5.7	10.1
Benefits paid	(8.7)	(8.3)	(9.1)
Administrative expenses	(.1)	(.1)	(.1)
Net increase for year	9.8	10.7	18.3
Fair value of net assets available for plan benefits at the end of the year	$ 195.6	$ 185.7	$ 175.0

A reconciliation of the funded status of the plans as of the above measurement dates is as follows:

	2005	2004
Plan assets less than projected benefit obligations	$ (35.3)	$ (28.6)
Prior service cost not yet recognized in net periodic pension cost	-	.1
Unrecognized net loss	53.4	47.3
Pension asset recognized in the consolidated balance sheet	$ 18.1	$ 18.7

Amounts recognized in the statement of financial position as of the above measurement dates consist of the following:

	Pension Benefits	
	2005	2004
Prepaid benefit cost	$ 32.1	$ 29.6
Accrued benefit cost	(17.2)	(12.4)
Additional minimum pension liability	3.2	1.5
Net amount recognized	$ 18.1	$ 18.7

The following information is being provided for the Old Republic Plan whose accumulated benefit obligation exceeds plan assets as of December 31:

	2005	2004
Projected benefit obligations	$ 73.9	$ 66.1
Accumulated benefit obligations	64.1	59.9
Fair value of plan assets	46.9	47.4

The weighted-average asset allocations of the Plans as of the above measurement dates are as follows:

	Plan Assets		Investment Policy Asset
	2005	2004	Allocation % Range Target
Equity securities:			30% to 70%
Common shares of Company stock	- %	- %	
Other	48.9	47.8	
Debt securities	43.7	47.8	30% to 70%
Other (including short-term and accrued interest and dividends)	7.4	4.4	1% to 20%
Total	100.0%	100.0%	

The Corporation's three plans adhere to the same investment policy pursuant to which the Corporation's general assets are managed. Asset/liability matching techniques, diversification, and high quality investments are stressed. Lower quality issuers and derivatives are avoided. Non-callable, U.S. government and investment grade corporate fixed income securities of intermediate maturities are purchased to meet the plans' obligations out to ten years. Holdings of equity securities, which are primarily comprised of value oriented index funds, are preferred investment vehicles to meet the longer term obligations of the plans. Some funds are employed for diversification purposes. Short-term securities are held to cover current plan obligations and anticipated expenses. Investment policy asset allocation range targets, listed above, are applicable to each plan, and allow for modest changes in investment strategy as financial market conditions warrant.

The components of aggregate annual net periodic pension costs that take into account the above measurement dates consisted of the following:

	2005	2004	2003
Service cost	$ 8.5	$ 7.7	$ 5.8
Interest cost	12.2	11.5	11.0
Expected return on plan assets	(14.7)	(14.4)	(14.1)
Recognized loss	2.4	2.3	2.9
Net cost	$ 8.5	$ 7.1	$ 5.7

The projected benefit obligations for the plans were determined using the following weighted-average assumptions as of the above measurement dates:

	2005	2004
Settlement discount rates	5.67%	5.93%
Rates of compensation increase	3.59%	3.54%
Long-term rates of return on plans' assets	7.74%	8.38%

The net periodic benefit cost for the Plans were determined using the following weighted-average assumptions, for the plan years taking into account the above measurement dates:

	2005	2004
Settlement discount rates	5.93%	6.00%
Rates of compensation increase	3.54%	3.38%
Long-term rates of return on plans' assets	8.09%	8.37%

The assumed settlement discount rates were determined by matching the current estimate of each Plan's projected cash outflows against spot rate yields on a portfolio of high quality bonds as of their respective measurement date. To develop the expected long-term rate of return on assets assumption, the Plans considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolios.

The accumulated benefit obligation for the Plans was $202.6 and $187.1 for the 2005 and 2004 plan years taking into account the above measurement dates, respectively.

The benefits expected to be paid as of December 31, 2005 for the next 10 years are as follows: 2006: $9.2; 2007: $10.0; 2008: $10.7; 2009: $10.8; 2010: $11.9; and for the five years after 2010: $74.1.

The companies are expecting to make cash or non-cash contributions to their pension plans in calendar year 2006 of approximately $3.1.

The Corporation has a number of profit sharing and other incentive compensation programs for the benefit of a substantial number of its employees. The costs related to such programs are summarized below:

	Years Ended December 31,		
	2005	2004	2003
Employees Savings and Stock Ownership Plan	$ 6.5	$ 5.6	$ 5.3
Other profit sharing plans	9.3	8.3	7.2
Deferred and incentive compensation	$ 29.1	$ 32.1	$ 31.2

The Company sponsors an Employees Savings and Stock Ownership Plan (ESSOP) in which a majority of its employees participate. The ESSOP initially acquired its stock of the Company in 1987 and prior years. All such shares have been released over the years, and current Company contributions are directed to the open market purchase of its shares. Dividends on released shares are allocated to participants as earnings. The Company's annual contributions are based on a formula that takes growth in net operating income per share over consecutive five year periods into account. As of December 31, 2005, there were 11,378,766 Old Republic common shares owned by the ESSOP, all of which were released and allocated to employees' account balances. There are no repurchase obligations in existence.

(m) Escrow Funds-Segregated cash deposit accounts and the offsetting liabilities for escrow deposits in connection with Title Insurance Group real estate transactions in the same amounts ($1,426.3 and $1,171.0 at December 31, 2005 and 2004, respectively) are not included as assets or liabilities in the accompanying consolidated balance sheets as the escrow funds are not available for regular operations.

(n) Earnings Per Share-Consolidated basic earnings per share excludes the dilutive effect of common stock equivalents and is computed by dividing income available to common stockholders by the weighted-average number of common shares actually outstanding for the year. Diluted earnings per share are similarly calculated with the inclusion of common stock equivalents. The following tables provide a reconciliation of net income and number of shares used in basic and diluted earnings per share calculations.

	Years Ended December 31,		
	2005	2004	2003
Numerator:			
Net Income	$ 551.4	$ 435.0	$ 459.8
Less: Convertible preferred stock dividends	-	-	-
Numerator for basic earnings per share - income available to common stockholders	551.4	435.0	459.8
Effect of dilutive securities:			
Convertible preferred stock dividends	-	-	-
Numerator for diluted earnings per share - income available to common stockholders after assumed conversions	$ 551.4	$ 435.0	$ 459.8
Denominator:			
Denominator for basic earnings per share - weighted-average shares	229,487,273	228,177,278	226,936,856
Effect of dilutive securities:			
Stock options	2,621,218	2,582,262	2,186,524
Convertible preferred stock	-	-	5,289
Dilutive potential common shares	2,621,218	2,582,262	2,191,813
Denominator for diluted earnings per share - adjusted weighted-average shares and assumed conversions	232,108,491	230,759,540	229,128,669
Basic earnings per share (1)	$ 2.40	$ 1.91	$ 2.02
Diluted earnings per share (1)	$ 2.37	$ 1.89	$ 2.01

(1) All per share statistics have been restated to reflect all stock dividends or splits declared through December 31, 2005.

(o) Concentration of Credit Risk-Excluding U.S. government fixed maturity securities, the Company is not exposed to material concentrations of credit risks as to any one issuer.

(p) Stock Option Compensation-The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 ("FAS 148") "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FAS No. 123" for periods starting after December 15, 2002. As of April 1, 2003, the Company adopted the requirements of FAS 148 utilizing the prospective method. Under this method, stock-based compensation expense is recognized for awards granted after the beginning of the fiscal year of adoption, as such awards become vested. For all other stock option awards outstanding, the Company continues to use the intrinsic value method permitted under existing accounting pronouncements. The following table shows a comparison of net income and related per share information as reported, and on a pro forma basis on the assumption that the estimated value of stock options was treated as compensation cost for all years shown. In estimating the compensation cost of options, the fair value of options has been calculated using the Black-Scholes option pricing model. Expense recognition of stock options granted in 2005, 2004 and 2003 reduced earnings by $3.0 or 1 cent per share in 2005, $5.6 or 2 cents per share in 2004, and $1.4 or less than 1 cent per share in 2003.

	Years Ended December 31,		
	2005	2004	2003
Option pricing/weighted average assumptions:			
Risk-free interest rates	4.62%	4.06%	4.36%
Dividend yield	3.82%	2.68%	3.12%
Common stock market price volatility factors	.26	.26	.26
Expected option life	10 years	10 years	10 years
Comparative data:			
Net income:			
As reported	$ 551.4	$ 435.0	$ 459.8
Add: Stock based compensation expense included in reported income, net of related tax effects	3.0	5.6	1.4
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	8.6	11.0	4.6
Pro forma basis	$ 545.7	$ 429.5	$ 456.5
Basic earnings per share:			
As reported	$ 2.40	$ 1.91	$ 2.02
Pro forma basis	2.38	1.88	2.01
Diluted earnings per share:			
As reported	2.37	1.89	2.01
Pro forma basis	$ 2.35	$ 1.86	$ 1.99

A summary of the status of the Corporation's stock options as of December 31, 2005, 2004 and 2003, and changes in outstanding options during the years then ended follows:

	As of and for the Years Ended December 31,					
	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	11,602,443	$ 15.00	10,468,096	$ 13.64	8,991,325	$ 13.17
Granted	2,057,500	18.44	2,525,625	19.33	2,313,750	14.37
Exercised	1,249,709	13.04	1,149,432	11.91	790,538	10.30
Forfeited and canceled	144,064	17.01	241,846	15.81	46,441	14.78
Outstanding at end of year	12,266,170	15.76	11,602,443	15.00	10,468,096	13.64
Exercisable at end of year	7,725,233	$ 14.31	7,465,064	$ 13.58	4,725,208	$ 11.98
Weighted average fair value of options granted during the year (1)	$ 4.34 per share		$ 5.42 per share		$ 3.81 per share	

(1) Based on the Black-Scholes option pricing model and the assumptions outlined in the table above.

A summary of stock options outstanding and exercisable at December 31, 2005 follows:

Ranges of Exercise Prices	Year(s) Of Grant	Options Outstanding: Number Out-Standing	Weighted – Average: Remaining Contractual Life	Weighted – Average: Exercise Price	Options Exercisable: Number Exercisable	Options Exercisable: Weighted Average Exercise Price
$ 9.51	1997	577,713	1.00	$ 9.51	575,324	$ 9.51
$15.49	1998	1,185,356	2.00	15.49	906,266	15.49
$ 9.37 to $10.40	1999	605,410	3.00	10.40	596,720	10.40
$ 6.40 to $ 7.23	2000	474,425	4.00	6.40	450,128	6.40
$14.36	2001	1,455,254	5.00	14.36	1,349,230	14.36
$16.85	2002	1,754,226	6.00	16.85	1,215,125	16.85
$14.37	2003	1,746,711	7.00	14.37	1,720,910	14.37
$19.32 to $20.02	2004	2,422,325	8.00	19.33	662,341	19.33
$18.41 to $20.87	2005	2,044,750	9.00	$ 18.44	249,189	$ 18.44
Total		12,266,170			7,725,233	

The maximum number of options available for future issuance as of December 31, 2005, is approximately 1,508,354 shares.

During December, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 – Revised ("FAS 123R") "Share-Based Payment". FAS 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. The effective date of this pronouncement is the first annual, reporting period that begins after June 15, 2005. The Company believes that the reduction to fully diluted earnings per share will be immaterial when the modified prospective transition method is used.

(q) Statement Presentation-Amounts shown in the consolidated financial statements and applicable notes are stated (except as otherwise indicated and as to share data) in millions, which amounts may not add to totals shown due to truncation. Necessary reclassifications are made in prior periods' financial statements whenever appropriate to conform to the most current presentation. The Company has revised the statements of cash flows to present the net change in short-term investments as a separate component of cash flows from investing activities.

Note 2-Debt-Consolidated debt of Old Republic and its subsidiaries is summarized below:

	December 31, 2005: Carrying Amount	2005: Fair Value	2004: Carrying Amount	2004: Fair Value
Commercial paper due within 180 days with an average yield of 4.48% and 2.50%, respectively	$ 18.8	$ 18.8	$ 18.9	$ 18.9
Debentures maturing in 2007 at 7.0%	114.9	118.2	114.9	123.6
Other miscellaneous debt	8.8	8.8	9.0	9.0
Total Debt	$ 142.7	$ 145.9	$ 143.0	$ 151.7

The Company has access to the commercial paper market for up to $150.0 of which $131.0 remains unused as of December 31, 2005. The carrying amount of the Company's commercial paper borrowings approximates its fair value. The fair value of publicly traded debt is based on its quoted market price.

Scheduled maturities of the above debt at December 31, 2005 are as follows: 2006: $19.7; 2007: $121.0; 2008: $.3; 2009: $.3; 2010: $.3; 2011 and after: $.8. During 2005, 2004 and 2003, $9.5, $8.7 and $8.8, respectively, of interest expense on debt was charged to consolidated operations.

Note 3-Shareholders' Equity - All common and preferred share data herein has been retroactively adjusted as applicable for stock dividends or splits declared through December 31, 2005.

(a) Preferred Stock-The following table shows certain information pertaining to the Corporation's preferred shares issued and outstanding:

	Convertible Series G(1)
Preferred Stock Series:	
Annual cumulative dividend rate per share	$ (1)
Conversion ratio of preferred into common shares	1 for .95
Conversion right begins	Anytime
Redemption and liquidation value per share	(1)
Redemption beginning in year	(1)
Total redemption value (millions)	(1)
Vote per share	one
Shares outstanding:	
December 31, 2004	0
December 31, 2005	0

(1) The Corporation has authorized up to 1,000,000 shares of Series G Convertible Preferred Stock for issuance pursuant to the Corporation's Stock Option Plan. Series G had been issued under the designation "G-2". As of December 31, 2003, all Series "G-2" had been converted into shares of common stock. In 2001, the Corporation created a new designation, "G-3", from which no shares have been issued as of December 31, 2005. Management believes this designation will be the source of possible future issuances of Series G stock. Except as otherwise stated, Series "G-2" and Series "G-3" are collectively referred to as Series "G". Each share of Series G pays a floating rate dividend based on the prime rate of interest. At December 31, 2005, the annual dividend rate for Series G-3 would have been 65 cents per share. Each share of Series G is convertible at any time, after being held six months, into 0.95 shares of Common Stock (See Note 3(c)). Unless previously converted, Series G shares may be redeemed at the Corporation's sole option five years after their issuance.

(b) Cash Dividend Restrictions-The payment of cash dividends by the Corporation is principally dependent upon the amount of its insurance subsidiaries' statutory policyholders' surplus available for dividend distribution. The insurance subsidiaries' ability to pay cash dividends to the Corporation is in turn generally restricted by law or subject to approval of the insurance regulatory authorities of the states in which they are domiciled. These authorities recognize only statutory accounting practices for determining financial position, results of operations, and the ability of an insurer to pay dividends to its shareholders. Based on 2005 data, the maximum amount of dividends payable to the Corporation by its insurance and a small number of non-insurance company subsidiaries during 2006 without the prior approval of appropriate regulatory authorities is approximately $474.4.

(c) Stock Option Plan-The Corporation has stock option plans for certain eligible key employees. The plan in effect since 1992 was amended in 2002 for grants made in 2002 prior to the plan's expiration, and the granting of new options in May, 2002. A new plan was adopted and approved by the shareholders in May, 2002 to cover grants made in 2003 and thereafter. The combination of options awarded at the date of grant and previously issued options still outstanding at such date, may not exceed 6% of the Old Republic common stock then issued and outstanding. The exercise price of options is equal to the market price of the Corporation's stock at the date of grant, and the term of the options is generally ten years from such date. Options granted in 2001 and prior years under the 1992 plan may be exercised to the extent of 10% of the number of options covered thereby on and after the date of grant, and cumulatively to the extent of an additional 10% on and after each of the first through ninth subsequent calendar years. Options granted in 2002 and thereafter may be exercised to the extent of 10% of the number of options covered thereby on and after the date of grant, and cumulatively to the extent of an additional 15%, 20%, 25% and 30% on and after the second through fifth calendar years, respectively.

In the event the closing market price of Old Republic's common stock reaches a pre-established value ("the vesting acceleration price"), options granted in 2001 and prior years may be exercised cumulatively to the extent of 10% of the number of shares covered by the grant for each year of employment by the optionee. For grants in 2002 and 2003, optionees become vested on an accelerated basis to the extent of the greater of 10% of the options granted times the number of years of employment, or the sum of the optionee's already vested grant plus 50% of the remaining unvested grant. There is no vesting acceleration for 2004 and subsequent years' grants.

The option plans enable optionees to, alternatively, exercise their options that have vested through December 31, 2004, into Series "G" Convertible Preferred Stock. The exercise of options into such Preferred Stock reduces by 5% the number of equivalent common shares which would otherwise be obtained from the exercise of options into common shares.

(d) Common Stock-There were 500,000,000 shares of common stock authorized at December 31, 2005. At the same date, there were 100,000,000 shares of Class "B" common stock authorized, though none were issued or outstanding. Class "B" common shares have the same rights as common shares except for being entitled to 1/10th of a vote per share. In December, 2005 and May, 2003, the Company canceled 3,581,979, and 2,404,638 common shares, respectively, previously reported as treasury stock and restored them to unissued status; this had no effect on total shareholders' equity or the financial position of the Company.

(e) Undistributed Earnings-At December 31, 2005, the equity of the Corporation in the undistributed earnings, determined in accordance with generally accepted accounting principles, and in the net unrealized investment gains (losses) of its subsidiaries amounted to $3,060.8 and $50.5, respectively. Dividends declared during 2005, 2004 and 2003, to the Corporation by its subsidiaries amounted to $287.2, $186.3 and $174.6, respectively.

(f) Statutory Data-The policyholders' surplus and net income (loss), determined in accordance with statutory accounting practices, of the Corporation's insurance company subsidiaries was as follows at the dates and for the periods shown:

	Policyholders' Surplus		Net Income (Loss)		
	December 31,		Years Ended December 31,		
	2005	2004	2005	2004	2003
General Insurance Group	$ 1,899.1	$ 1,688.7	$ 312.4	$ 243.5	$ 175.7
Mortgage Guaranty Group	369.4	224.5	93.4	208.4	233.9
Title Insurance Group	172.6	166.2	43.3	51.7	42.7
Other (1)	55.6	49.3	3.0	(2.9)	(2.8)
Combined (2)	$ 2,483.6	$ 2,109.0	$ 452.1	$ 500.7	$ 449.5

(1) Represents amounts for Old Republic's small life and health operation.
(2) After elimination of intercompany investments.

Note 4-Commitments and Contingent Liabilities:
(a) Reinsurance and Retention Limits-In order to maintain premium production within their capacity and to limit maximum losses for which they might become liable under policies they've underwritten, Old Republic's insurance subsidiaries, as is the common practice in the insurance industry, may cede all or a portion of their premiums and liabilities on certain classes of business to other insurers and reinsurers. Although the ceding of insurance does not ordinarily discharge an insurer from liability to a policyholder, it is industry practice to establish the reinsured part of risks as the liability of the reinsurer. Old Republic also employs retrospective premium and risk-sharing arrangements for parts of its business in order to reduce underwriting losses for which it might become liable under insurance policies it issues. To the extent that any reinsurance companies, assured or producer might be unable to meet their obligations under existing reinsurance, retrospective insurance and production agreements, Old Republic would be liable for the defaulted amounts. As deemed necessary, reinsurance ceded to other companies is secured by letters of credit, cash, and/or securities.

Except as noted in the following paragraph, reinsurance protection on property and liability operations generally limits the net loss on most individual claims to a maximum of (in thousands): $1,800 for workers' compensation; $1,800 for commercial auto liability; $1,800 for general liability; $3,800 for executive protection (directors & officers and errors & omissions); $1,000 for aviation; and $1,000 for property coverages. Substantially all the mortgage guaranty insurance risk is retained, with the exposure on any one risk currently averaging approximately $22, though portions of the business are also ceded to captive reinsurers on an excess of loss basis in most instances. Title insurance risk assumptions are currently limited to a maximum of $100,000 as to any one policy. The vast majority of title policies issued, however, carry exposures of $500 or less.

Due to worldwide reinsurance capacity and related cost constraints, effective January 1, 2002, the Corporation began retaining exposures for all, but most predominantly workers' compensation liability insurance coverages in excess of $40.0 that were previously assumed by unaffiliated reinsurers for up to $100.0. Effective January 1, 2003 reinsurance ceded limits were raised to the $100.0 level, and as of January 1, 2005, they have been further increased to $200.0. Pursuant to regulatory requirements, however, all workers' compensation primary insurers such as the Company remain liable for unlimited amounts in excess of reinsured limits. Other than the substantial concentration of workers' compensation losses caused by the September 11, 2001 terrorist attack on America, to the best of the Company's knowledge there had not been a similar accumulation of claims in a single location from a single occurrence prior to that event. Nevertheless, the possibility continues to exist that non-reinsured losses could, depending on a wide range of severity and frequency assumptions, aggregate several hundred million dollars to an insurer such as the Company in the event a catastrophe such as caused by an earthquake leading to the death or injury of a large number of employees concentrated in a single facility such as a high rise building.

As a result of the September 11, 2001 terrorist attack on America, the reinsurance industry eliminated coverage from substantially all contracts for claims arising from acts of terrorism. Primary insurers such as the Company thereby became fully exposed to such claims. Late in 2002, the Terrorism Risk Insurance Act of 2002 (the "TRIA") was signed into law, immediately establishing a temporary federal reinsurance program administered by the

Secretary of Treasury. The program applies to insured commercial property and casualty losses resulting from an act of terrorism, as defined in the TRIA. Congress extended and modified the program in late 2005 through the Terrorism Risk Insurance Extension Act of 2005 (the "TRIEA"). The temporary program will now sunset on December 31, 2007 if not extended or replaced by similar legislation. The TRIA automatically voided all policy exclusions which were in effect for terrorism related losses and obligated insurers to offer terrorism coverage with most commercial property and casualty insurance lines. The TRIEA revised the definition of "property and casualty insurance" to exclude commercial automobile, burglary and theft, surety, professional liability and farm owners multi-peril insurance. Although insurers are permitted to charge an additional premium for terrorism coverage, insureds may reject the coverage. Under TRIEA, the program's protection is not triggered for losses arising from an act of terrorism after March 31, 2006 until the industry first suffers losses of $50 billion in the aggregate in 2006. The program trigger amount increases to $100 billion for 2007. Once the program trigger is met, the program will pay 90% of an insurer's terrorism losses that exceed that individual insurer's deductible. The federal share drops to 85% for 2007. The insurer's deductible is 17.5% of direct earned premium on property and casualty insurance for 2006 and increases to 20% for 2007. Insurers may reinsure that portion of the risk they retain under the program, but the reinsurance market has not displayed a widespread willingness to accept such risks. To date, coverage for acts of terrorism are excluded from substantially all the Corporation's reinsurance treaties and are effectively retained by it subject to any recovery that would be collected under the temporary federal reinsurance program.

Reinsurance ceded by the Corporation's insurance subsidiaries in the ordinary course of business is typically placed on an excess of loss basis. Under excess of loss reinsurance agreements, the companies are generally reimbursed for losses exceeding contractually agreed-upon levels. Quota share reinsurance is most often effected between the Company's insurance subsidiaries and industry-wide assigned risk plans or captive insurers owned by assureds. Under quota share reinsurance, the Company remits to the assuming entity an agreed upon percentage of premiums written and is reimbursed for applicable underwriting expenses and claims costs.

Reinsurance recoverable asset balances represent amounts due from or credited by assuming reinsurers for paid and unpaid claims and premium reserves. Such reinsurance balances that are recoverable from non-admitted foreign and certain other reinsurers such as captive insurance companies owned by assureds, as well as similar balances or credits arising from policies that are retrospectively rated or subject to assureds' high deductible retentions are substantially collateralized by letters of credit, securities, and other financial instruments. Old Republic evaluates on a regular basis the financial condition of its assuming reinsurers and assureds who purchase its retrospectively rated or self-insured deductible policies. Estimates of unrecoverable amounts totaling $36.8 as of December 31, 2005 and $45.6 as of December 31, 2004 are included in the Company's net claim and claim expense reserves since reinsurance, retrospectively rated, and self-insured deductible policies and contracts do not relieve Old Republic from its direct obligations to assureds or their beneficiaries.

At December 31, 2005, the Company's ten largest reinsurers represented approximately 63% of reinsurance recoverable on paid and unpaid losses of which 31.8% of the total was due from American Re-Insurance Company. Of the balance due from these ten reinsurers, 75.8% was recoverable from A or better rated reinsurance companies, 15.0% from insurance assigned risk pools, and 9.1% from captive reinsurance companies.

The following information relates to reinsurance and related data for the General Insurance and Mortgage Guaranty Groups for the three years ended December 31, 2005. For years 2003 to 2005, reinsurance transactions of the Title Insurance Group and small life and health insurance operation have not been material.

Property and liability insurance companies are required to annualize certain policy premiums in their regulatory financial statements though such premiums may not be contractually due as of each balance sheet date. The annualization process relies on a large number of estimates, and has the effect of increasing direct, ceded, and net premiums written, and of grossing up corresponding balance sheet premium balances and liabilities such as unearned premium reserves. The accrual of these estimates has no effect on net premiums earned or GAAP net income. During 2005, the Company further refined certain premium annualization estimates and concurrently reclassified various related premium balances. In the following table, the sum total of these adjustments had the effect of increasing general insurance direct premiums written by $66.3, premiums written ceded by $43.2, and net premiums written by $23.1. As of year end 2005, net premiums receivable were increased by $131.6, unearned premium reserves by $23.1, and various other liabilities by $108.5.

		Years Ended December 31,		
		2005	2004	2003
General Insurance Group				
Written premiums:	Direct	$ 2,424.9	$ 2,228.1	$ 1,936.4
	Assumed	37.9	34.8	36.4
	Ceded	$ 573.5	$ 561.8	$ 512.5
Earned premiums:	Direct	$ 2,291.9	$ 2,140.9	$ 1,837.6
	Assumed	35.9	30.2	33.3
	Ceded	$ 522.6	$ 548.1	$ 491.5
Claims ceded		$ 469.0	$ 395.7	$ 348.2
Mortgage Guaranty Group				
Written premiums:	Direct	$ 511.7	$ 479.4	$ 473.2
	Assumed	.1	.2	.3
	Ceded	$ 79.3	$ 81.3	$ 67.5
Earned premiums:	Direct	$ 508.0	$ 483.6	$ 467.3
	Assumed	.8	1.0	1.2
	Ceded	$ 79.3	$ 81.4	$ 67.7
Claims ceded		$ .5	$ .6	$ .3
Mortgage guaranty insurance in force as of December 31:	Direct	$ 102,919.7	$ 104,351.1	$ 99,566.2
	Assumed	2,196.3	2,840.3	4,902.5
	Ceded	$ 6,467.2	$ 5,944.1	$ 5,116.5

(b) Leases-Some of the Corporation's subsidiaries maintain their offices in leased premises. Some of these leases provide for the payment of real estate taxes, insurance, and other operating expenses. Rental expenses for operating leases amounted to $39.9, $38.8 and $36.2 in 2005, 2004 and 2003, respectively. These expenses relate primarily to building leases of the Company. A number of the Corporation's subsidiaries also lease other equipment for use in their businesses. At December 31, 2005, aggregate minimum rental commitments (net of expected sub-lease receipts) under noncancellable operating leases are summarized as follows: 2006: $37.7; 2007: $32.4; 2008: $23.6; 2009: $14.9; 2010: $8.4; 2011 and after: $15.4.

(c) General-In the normal course of business, the Corporation and its subsidiaries are subject to various contingent liabilities, including possible income tax assessments resulting from tax law interpretations or issues raised by taxing or regulatory authorities in their regular examinations, catastrophic claims occurrences not indemnified by reinsurers such as noted at 4(a) above, or failure to collect all amounts on its investments, or balances due from assureds and reinsurers. Other than the item discussed in the following paragraph, the Corporation does not have a basis for anticipating any significant losses or costs to result from any known or existing contingencies.

In April, 2004 the Internal Revenue Service ("IRS") issued a so-called "30 Day Letter" to the Company as a result of a recently completed examination of tax returns for years 1998 to 2000. In substance, the letter alleges that certain claim reserve deductions taken through year end 2000 were overstated and thus served to reduce taxable income for those years. After reviewing the IRS' calculations, the Company concluded that its claim reserves were calculated consistently and provided a fair and reasonable estimate of its unpaid losses. The Company vigorously defended the validity of the claim reserve deductions taken in its tax returns, and the matter was assigned to an IRS Appeals Officer for resolution. By letter dated July 5, 2005, the IRS Appeals Office confirmed an agreement reached with the Company whereby tax years 1988 through 2000 have been closed without adjustment to the claim reserve deductions as originally filed in the corresponding tax returns.

(d) Legal Proceedings- Legal proceedings against the Company arise in the normal course of business and usually pertain to claim matters related to insurance policies and contracts issued by its insurance subsidiaries. Other legal proceedings are discussed below.

Purported class actions have been filed in state courts in Ohio and Florida against the Company's principal title insurance subsidiary, Old Republic National Title Insurance Company ("ORNTIC"). Substantially similar lawsuits have been filed against other unaffiliated title insurance companies in New York and Florida. Plaintiffs allege that, pursuant to rate schedules filed by ORNTIC with insurance regulators, ORNTIC was required to, but failed to give consumers a reissue credit on the premiums charged for title insurance covering mortgage refinancing transactions. The actions seek damages and declaratory and injunctive relief. ORNTIC intends to defend vigorously against these actions, but at this early stage in the litigation the Company cannot estimate the costs it may incur as the actions proceed to their conclusions.

An action was filed in the Federal District Court for South Carolina against the Company's wholly-owned mortgage guaranty insurance subsidiary, Republic Mortgage Insurance Company ("RMIC"). Similar lawsuits have been filed against other private mortgage insurers in different Federal District Courts. The action against RMIC seeks certification of a nationwide class of consumers who were allegedly required to pay for private mortgage insurance at a cost greater than RMIC's "best available rate". The action alleges that the decision to insure their loans at a higher rate was based on the consumers' credit scores and constituted an "adverse action" within the meaning, and in violation of the Fair Credit Reporting Act, that requires notice, allegedly not given, to the consumers. The action seeks statutory and punitive damages, as well as other costs. RMIC intends to defend vigorously against the action, but at this early stage in the litigation the Company cannot estimate the costs it may incur as the litigation proceeds to its conclusion.

Note 5-Consolidated Quarterly Results-Unaudited - Old Republic's consolidated quarterly operating data for the two years ended December 31, 2005 is presented below.

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of quarterly results have been reflected in the data which follows. It is also management's opinion, however, that quarterly operating data for insurance enterprises such as the Company is not indicative of results to be achieved in succeeding quarters or years. The long-term nature of the insurance business, seasonal and cyclical factors affecting premium production, the fortuitous nature and, at times, delayed emergence of claims, and changes in yields on invested assets are some of the factors necessitating a review of operating results, changes in shareholders' equity, and cash flows for periods of several years to obtain a proper indicator of performance trends. The data below should be read in conjunction with the "Management Analysis of Financial Position and Results of Operations":

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2005:				
Operating Summary:				
Net premiums, fees, and other income	$ 796.8	$ 856.1	$ 872.8	$ 904.7
Net investment income and realized gains (losses)	83.6	88.6	81.7	121.0
Total revenues	880.6	944.9	954.7	1,025.9
Benefits, claims, and expenses	712.0	757.4	774.8	814.4
Net income	$ 114.3	$ 172.3	$ 121.6	$ 143.1
Net income per share: Basic	$ .50	$ .75	$ .53	$ .62
Diluted	$ .49	$ .74	$ .52	$ .61
Average shares outstanding:				
Basic	228,351,494	228,629,783	229,021,348	229,511,029
Diluted	230,861,205	231,190,413	232,037,923	232,587,552

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2004:				
Operating Summary:				
Net premiums, fees, and other income	$ 736.2	$ 790.8	$ 805.2	$ 820.3
Net investment income and realized gains (losses)	86.1	76.1	75.0	101.4
Total revenues	822.4	867.1	880.3	921.8
Benefits, claims, and expenses	664.2	689.8	717.8	768.6
Net income	$ 106.4	$ 119.0	$ 109.1	$ 100.4
Net income per share: Basic	$ .47	$ .52	$ .48	$ .44
Diluted	$ .46	$ .52	$ .47	$ .43
Average shares outstanding:				
Basic	227,453,446	227,654,171	227,909,225	228,195,623
Diluted	230,630,581	230,273,604	230,521,839	230,943,065

Note 6-Information About Segments of Business - The Corporation's major business segments are organized as the General Insurance (property and liability insurance), Mortgage Guaranty and Title Insurance Groups. Effective with the second quarter of 2004 the Company has included the results of its small life & health insurance business with those of its corporate and minor service operations; prior period data has been reclassified accordingly. Each of the Corporation's segments underwrites and services only those insurance coverages which may be written by it pursuant to state insurance regulations and corporate charter provisions. Segment results exclude realized investment gains or losses and impairments, and these are aggregated in consolidated totals. The contributions of Old Republic's insurance industry segments to consolidated totals are shown in the following table.

The Corporation does not derive over 10% of its consolidated revenues from any one customer. Revenues and assets connected with foreign operations are not significant in relation to consolidated totals.

The General Insurance Group provides property and liability insurance primarily to commercial clients. Old Republic does not have a meaningful participation in personal lines of insurance. Commercial automobile (principally trucking) insurance is the largest type of coverage underwritten by the General Insurance Group, accounting for approximately 33.7% of the Group's direct premiums written in 2005. The remaining premiums written by the General Insurance Group are derived largely from a wide variety of coverages, including workers' compensation, general liability, loan credit indemnity, general aviation, directors and officers indemnity, fidelity and surety indemnities, and home and auto warranties.

Private mortgage insurance produced by the Mortgage Guaranty Group protects mortgage lenders and investors from default related losses on residential mortgage loans made primarily to homebuyers who make down payments of less than 20% of the home's purchase price. The Mortgage Guaranty Group insures only first mortgage loans, primarily on residential properties having one-to-four family dwelling units. The Mortgage Guaranty segment's ten largest customers were responsible for approximately 44.2%, 41.8% and 37.3% of traditional primary new insurance written in 2005, 2004 and 2003, respectively. The largest single customer accounted for 11.5% of traditional primary new insurance written in 2005 compared to 11.7% and 7.2% in 2004 and 2003, respectively.

The title insurance business consists primarily of the issuance of policies to real estate purchasers and investors based upon searches of the public records which contain information concerning interests in real property. The policy insures against losses arising out of defects, loans and encumbrances affecting the insured title and not excluded or excepted from the coverage of the policy.

The accounting policies of the segments parallel those described in the summary of significant accounting policies pertinent thereto.

Segment Reporting

	Years Ended December 31,		
	2005	2004	2003
General Insurance:			
Net premiums earned	$ 1,805.2	$ 1,623.0	$ 1,379.5
Net investment income and other income	212.4	199.5	193.2
Total revenues before realized gains (losses)	$ 2,017.6	$ 1,822.5	$ 1,572.7
Income before taxes and realized investment gains (losses)	$ 350.0	$ 333.0	$ 258.9
Income tax expense (1)	$ 62.9	$ 104.3	$ 75.1
Segment assets - at year end	$ 8,178.9	$ 7,222.8	$ 6,603.5
Mortgage Guaranty:			
Net premiums earned	$ 429.5	$ 403.2	$ 400.9
Net investment income and other income	86.5	86.6	97.7
Total revenues before realized gains (losses)	$ 516.0	$ 489.9	$ 498.6
Income before taxes and realized investment gains (losses)	$ 243.7	$ 224.5	$ 276.4
Income tax expense	$ 81.1	$ 75.2	$ 94.1
Segment assets - at year end	$ 2,211.8	$ 2,205.9	$ 2,080.1
Title Insurance:			
Net premiums earned	$ 757.2	$ 714.0	$ 749.9
Title, escrow and other fees	324.6	311.2	353.9
Sub-total	1,081.8	1,025.2	1,103.8
Net investment income and other income	26.7	26.5	24.1
Total revenues before realized gains (losses)	$ 1,108.6	$ 1,051.8	$ 1,128.0
Income before taxes and realized investment gains (losses)(2)	$ 88.7	$ 62.5	$ 129.6
Income tax expense	$ 30.1	$ 25.9	$ 43.1
Segment assets - at year end	$ 776.3	$ 753.0	$ 720.5

Reconciliations of Segmented Amounts to Consolidated Totals

	Years Ended December 31,		
	2005	2004	2003
Consolidated Revenues:			
Total revenues of above Company segments	$ 3,642.3	$ 3,364.3	$ 3,199.5
Other sources (3)	122.5	83.5	72.2
Consolidated net realized investment gains	64.9	47.9	19.3
Elimination of intersegment revenues (4)	(23.9)	(4.1)	(5.2)
Consolidated revenues	$ 3,805.9	$ 3,491.6	$ 3,285.8
Consolidated Income before taxes:			
Total income before taxes and realized investment gains (losses) of above Company segments	$ 682.6	$ 620.1	$ 665.0
Other sources – net (3)(5)	(.1)	(17.2)	(4.5)
Consolidated net realized investment gains	64.9	47.9	19.3
Consolidated income before income taxes	$ 747.3	$ 650.9	$ 679.7
Consolidated Income Tax Expense:			
Total income tax expense of above Company segments	$ 174.2	$ 205.4	$ 212.4
Other sources – net (3)	(.9)	(6.5)	.7
Income tax expense on consolidated net realized investment gains	22.6	17.0	6.7
Consolidated income tax expense	$ 195.9	$ 215.9	$ 219.9
Assets:			
Total assets for above Company segments	$ 11,167.1	$ 10,181.8	$ 9,404.2
Other assets (3)	528.5	495.3	378.7
Elimination of intersegment investments (4)	(152.4)	(106.4)	(70.6)
Consolidated assets	$ 11,543.2	$ 10,570.8	$ 9,712.3

In the above tables, net premiums earned on a GAAP basis differ slightly from statutory amounts due to certain differences in calculations of unearned premium reserves under each accounting method.

(1) General Insurance tax expense was reduced by $45.9 in 2005 due to a non-recurring recovery of income taxes and related accumulated interest stemming from a favorable resolution of the Company's claim for a permanent Federal income tax refund applicable to the three years ended December 31, 1990.

(2) Title Insurance income before taxes and realized investment gains (losses) was reduced by $22.9 in 2004 due to an increase in previously posted litigation reserves necessitated by a ruling on January 20, 2005 by the California Court of Appeals affirming a prior trial court verdict against Old Republic Title Company.

(3) Represents amounts for Old Republic's holding company parent, minor internal service subsidiaries, and a small life and health insurance operation.

(4) Represents consolidation elimination adjustments.

(5) Includes a $10.5 special charge in 2004 resulting from a write down of previously deferred acquisition costs applicable to a life insurance product discontinued during the fourth quarter of that year.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in *Internal Control – Integrated Framework,* our management concluded that our internal control over financial reporting was effective as of December 31, 2005. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005. Their report is shown on page 51 in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Old Republic International Corporation:

We have completed an integrated audit of Old Republic International Corporation and its subsidiaries' 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index, present fairly, in all material respects, the financial position of Old Republic International Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Report on Internal Control Over Financial Reporting," appearing on page 50, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 28, 2006

Corporate and Shareholders' Information

Corporate Profile:

Old Republic International Corporation, which traces its beginnings to 1923, is one of the nation's 50 largest publicly held insurance organizations. Its subsidiaries market, underwrite and provide risk management services for a wide variety of coverages, mostly in the property and liability, mortgage guaranty, and title insurance fields. The Company is primarily a commercial lines underwriter serving the insurance needs of a large number of businesses including many of America's leading industrial and financial services companies.

Old Republic's record as a long-term investment compares very favorably within American industry. The Company's performance reflects an entrepreneurial spirit, a long term perspective in managing its operations, a corporate structure that promotes accountability and encourages the taking of prudent business risks, and conservative assumptions about the nature of its business and the financial accounting policies related to it.

For the beneficiaries of their insurance products, Old Republic's insurance subsidiaries provide quality assurance of the promises they make. For shareholders, Old Republic's common stock has a demonstrated history of long-term capital appreciation, and a cash dividend paying record that extends to 64 consecutive years. For employees, the Company offers a successful environment in which they can pursue personal goals of professional and economic achievement in the context of Old Republic's business objectives.

Corporate Governance:

The financial statements and other information included in this 82nd Annual Report to shareholders have been compiled under the overall supervision of Old Republic's Chief Executive Officer and Chief Financial Officer. This report is intended to inform shareholders about Old Republic's most recent operating results and financial position.

To ensure the reliability and integrity of financial statements and other data used in the normal course of business, management of the Corporation and its subsidiaries employ systems of operational and internal controls deemed to be cost effective and tailored to Old Republic's mode of operations.

The Board of Directors regularly meets four times per annum. Financial and other data provided to the Directors of the Corporation and its subsidiaries are intended to afford them a current understanding of operating results and major corporate decisions and policies. An Audit Committee, consisting of eight independent Directors, meets periodically with representatives of management and of the independent registered public accounting firm retained each year to audit the financial statements. The independent auditors have access to the Audit Committee, and the meetings are held with and without management representatives present. The Audit Committee is empowered to oversee the integrity of the Company's financial statements and the Company's compliance with legal and regulatory requirements, the independent qualifications and performance of the Company's internal and external auditors, and the selection of the independent external auditors. The Board of Directors also has Nominating and Compensation Committees consisting solely of independent Directors, and a five member Executive Committee consisting of four independent Directors and the Chief Executive Officer.

During calendar year 2005, the Corporation's Chief Executive Officer filed an unqualified Annual CEO Certification, pursuant to the requirements of Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, and the Corporation's Chief Executive and Chief Financial Officers each filed with the Corporation's Annual and Quarterly Reports the Certifications of Disclosure required under Rule 13A-14(a)/15d-14(a) of the Securities and Exchange Commission.

Stock Information:

The Company's common stock is traded on the New York Stock Exchange under the symbol of ORI.

	Price Range of Common Stock	Cash Dividends
1st Quarter '04	$18.78 - $21.75	$.090
2nd Quarter '04	17.10 - 20.30	.104
3rd Quarter '04	18.08 - 20.02	.104
4th Quarter '04	$18.52 - $20.63	$.104
1st Quarter '05	$18.41 - $20.10	$.104
2nd Quarter '05	17.85 - 20.39	.136
3rd Quarter '05	20.02 - 21.34	.136
4th Quarter '05	19.88 - 22.44	.136
Special Dec. '05	$ - $ -	$.800(a)

(a) In December, 2005 a special cash dividend of $.800 per share was declared and paid.

Dividend Reinvestment and Stock Purchase Plan:

The Corporation has a Dividend Reinvestment Plan for the benefit of its shareholders. The Plan provides a convenient way of increasing shareholders' holdings of Old Republic common stock without paying brokerage fees or similar charges. Pursuant to the Plan, participating shareholders may elect to have their quarterly cash dividends reinvested automatically in additional shares of Old Republic common stock. In addition, participants may elect to make optional cash payments ranging from $100 to $5,000 per quarter to purchase additional shares of Old Republic common stock after the first dividend is reinvested. These optional cash payments need not, however, be made each quarter and the amount invested can vary from quarter to quarter within the aforementioned dollar range. It should be noted that both the dividends reinvested as well as the optional cash payments will be used to purchase the shares at the closing price of Old Republic's common stock as of the dividend payment date or the next preceding business day, if on a Saturday, Sunday or legal holiday.

Employees of Old Republic and any of its majority owned subsidiaries and affiliates who also own common stock of the Company may elect to make their optional cash payments through regular payroll deductions. To do so, they need only request and sign the appropriate payroll department forms, indicating thereon the amount they wish to have withheld from each paycheck. The Plan is administered through Computershare, Ltd. (formerly EquiServe). Each quarter, the administrator sends to each participant a statement showing the shares purchased with the reinvested cash dividends and any optional cash payments.

In order to participate in the Plan, common stock must be held in the participant's own name and not in a so-called "Street Name" or similar custody device. To obtain more information about the Plan and on how to enroll in it, inquiries should be sent to the mailing address listed in the Stockholder Assistance section below.

Direct Dividend Deposit Plan:

Shareholders can have their quarterly cash dividends deposited directly into their checking or savings account. The main benefit of this Direct Deposit feature is that dividends are deposited in a shareholder's checking or savings account on the date of payment -- thereby obviating the wait caused by mail deliveries. The deposit is made automatically for you and your monthly bank statement should confirm the deposit.

To participate in this Direct Dividend Deposit Plan, please call 1-781-575-2879, Monday through Friday, 8:00 a.m. - 10:00 p.m. EST, Saturday, 8:00 a.m. - 3:30 p.m.

Stockholder Assistance:

For prompt assistance on address changes, dividend reinvestment and other general shareholder information, please contact the Telephone Response Center of Computershare, Ltd. at 1-781-575-2879 between 8:00 a.m. and 10:00 p.m. EST, each day. When calling, please be prepared to give the name(s) as it appears on your certificate(s) and your tax identification number. The peak calling hours each day are between 11:30 a.m. and 1:30 p.m. EST. Service will be quicker if you avoid these hours.

You may contact Computershare, Ltd. by mail at:
Computershare, Ltd. Investor Services P.O. Box 43023 Providence, RI 02940-3023

By Private Couriers/Registered mail at:
Computershare, Ltd. Investor Services 250 Royall Street Canton, MA 02021

Questions and inquiries via the internet should be addressed to: http://www.equiserve.com.

The Hearing Impaired telephone number for Computershare, Ltd. is: TDD:1-800-952-9245.

Form 10-K Annual Report:

Old Republic's Annual Report on Form 10-K is available at no charge without exhibits. Shareholders wishing to obtain a copy of this report may do so by writing to: Office of the Chief Executive Officer, Old Republic International Corporation, 307 North Michigan Avenue, Chicago, Illinois 60601.

The Company's report is also available for viewing and/or copying at the U.S. Securities and Exchange Commission's ("SEC") Public Reference Room located at 450 Fifth Street, NW., Washington, DC 20549. Information regarding the operation of the Public Reference Room can be obtained by calling 1-800-SEC-0330.

Additionally, the Company's report is available, free of charge, by visiting the SEC's Internet website (http://www.sec.gov) and accessing its EDGAR database to view or print copies of the electronic version of the report; or by visiting the Company's Internet website (http://www.oldrepublic.com), and selecting *Financial Data* and the *EDGAR Filings* hyperlink to access the SEC's EDGAR database to view or print copies of the electronic version of the report.

Annual Meeting of the Shareholders:

The annual meeting of the shareholders is scheduled for May 26, 2006 at 3:00 p.m. in the 22nd floor conference center of the Old Republic Building, 307 North Michigan Avenue, Chicago, Illinois 60601.

Old Republic International Corporation and Subsidiaries

Ten-Year Financial Summary

(All amounts, except common share data, are expressed in millions)

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Financial Position										
Cash and Fixed Maturity Securities	**$ 7,221.1**	$ 6,905.2	$6,192.3	$5,517.8	$5,058.8	$4,721.4	$4,555.3	$4,687.4	$4,614.7	$4,308.2
Equity Securities	**552.4**	459.0	513.5	513.5	391.6	295.5	160.1	164.8	117.1	116.1
Other Invested Assets	**166.3**	155.2	143.3	136.8	136.3	127.3	113.1	96.3	88.0	97.4
Reinsurance Recoverable	**2,167.2**	1,846.5	1,723.8	1,529.2	1,415.3	1,386.5	1,374.8	1,324.2	1,360.7	1,422.7
Sundry Assets	**1,435.9**	1,204.7	1,139.2	1,017.9	918.1	750.5	734.9	746.9	742.7	711.6
	$11,543.2	$10,570.8	$9,712.3	$8,715.4	$7,920.2	$7,281.4	$6,938.4	$7,019.7	$6,923.4	$6,656.2
Policy Liabilities	**$ 1,228.1**	$ 1,079.1	$ 987.1	$ 875.1	$ 767.8	$ 563.9	$ 544.0	$ 600.3	$ 620.3	$ 635.7
Benefit and Claim Reserves	**4,939.8**	4,403.5	4,022.7	3,676.8	3,451.0	3,389.5	3,433.7	3,406.5	3,529.7	3,541.8
Sundry Liabilities	**1,351.0**	1,222.5	1,148.7	1,007.4	917.2	888.5	761.3	707.3	620.1	558.0
Preferred Stock	**-**	-	-	-	.3	.7	.7	1.2	1.0	20.6
Common Shareholders' Equity	**4,024.0**	3,865.6	3,553.6	3,155.8	2,783.7	2,438.7	2,198.4	2,304.2	2,152.1	1,900.0
	$11,543.2	$10,570.8	$9,712.3	$8,715.4	$7,920.2	$7,281.4	$6,938.4	$7,019.7	$6,923.4	$6,656.2
Total Capitalization	**$ 4,166.7**	$ 4,008.6	$3,691.3	$3,297.4	$2,943.1	$2,677.4	$2,407.5	$2,450.6	$2,296.1	$2,074.6
Book Value Per Share (a)	**$ 17.53**	$ 16.94	$ 15.65	$ 13.96	$ 12.48	$ 11.00	$ 9.59	$ 9.21	$ 8.31	$ 7.77
Operating Results										
Net Premiums and Fees	**$ 3,386.9**	$ 3,116.1	$2,936.0	$2,423.9	$2,029.5	$1,736.8	$1,781.7	$1,810.6	$1,628.0	$1,507.7
Net Investment Income	**310.1**	290.8	279.2	272.6	274.7	273.9	263.2	273.1	270.8	260.5
Realized Gains	**64.9**	47.9	19.3	13.9	29.7	33.6	29.5	53.0	26.3	15.1
Other Income	**43.9**	36.7	51.2	45.8	39.4	26.1	27.5	34.9	37.6	20.4
Total Revenues	**3,805.9**	3,491.6	3,285.8	2,756.4	2,373.4	2,070.6	2,102.1	2,171.7	1,962.8	1,803.9
Benefits and Claims	**1,465.4**	1,307.9	1,112.8	974.8	860.5	761.2	833.0	782.1	787.6	752.0
Sales and General Expenses	**1,593.0**	1,532.7	1,493.2	1,220.8	1,006.2	880.7	949.3	920.1	747.9	708.5
Total Expenses	**3,058.5**	2,840.7	2,606.0	2,195.7	1,866.8	1,642.0	1,782.4	1,702.2	1,535.5	1,460.6
Revenues, Net of Expenses	**747.3**	650.9	679.7	560.7	506.6	428.6	319.7	469.4	427.3	343.3
Income Taxes	**195.9**	215.9	219.9	167.7	159.7	131.0	92.9	145.8	129.2	108.5
Extraordinary Charge (Net)	**-**	-	-	-	-	-	-	-	-	(4.4)
Net Income	**$ 551.4**	$ 435.0	$ 459.8	$ 392.9	$ 346.9	$ 297.5	$ 226.8	$ 323.7	$ 298.1	$ 230.3
Net Income Per Share:(a)										
Basic	**$ 2.40**	$ 1.91	$ 2.02	$ 1.74	$ 1.56	$ 1.33	$ .94	$ 1.26	$ 1.18	$ .92
Diluted	**$ 2.37**	$ 1.89	$ 2.01	$ 1.73	$ 1.54	$ 1.32	$ .94	$ 1.24	$ 1.12	$ .85
Operating Cash Flow	**$ 880.0**	$ 828.3	$ 720.2	$ 638.2	$ 490.2	$ 310.5	$ 245.0	$ 280.6	$ 361.1	$ 296.4
Revenues By Operating Segment										
General Insurance	**$ 2,017.6**	$ 1,822.5	$1,572.7	$1,376.7	$1,195.0	$1,057.1	$1,053.2	$1,111.3	$1,119.5	$1,074.9
Mortgage Guaranty	**516.0**	489.9	498.6	467.1	436.0	395.3	355.9	348.3	313.3	262.6
Title Insurance	**1,108.6**	1,051.8	1,128.0	836.5	648.9	518.7	597.1	578.8	423.4	387.9
Corporate & Other (b)	**98.6**	79.3	66.9	62.0	63.6	65.6	66.2	80.1	79.9	63.1
Realized Gains	**64.9**	47.9	19.3	13.9	29.7	33.6	29.5	53.0	26.3	15.1
Total	**$ 3,805.9**	$ 3,491.6	$3,285.8	$2,756.4	$2,373.4	$2,070.6	$2,102.1	$2,171.7	$1,962.8	$1,803.9
Pretax Income (Loss) By Operating Segment (c)										
General Insurance	**$ 350.0**	$ 333.0	$ 258.9	$ 182.1	$ 141.5	$ 117.6	$ 70.1	$ 192.4	$ 206.7	$ 188.1
Mortgage Guaranty	**243.7**	224.5	276.4	267.7	261.9	240.1	177.3	155.3	141.5	120.2
Title Insurance	**88.7**	62.5	129.6	97.6	75.0	40.2	44.0	64.4	36.4	24.5
Corporate & Other (b)	**(.1)**	(17.2)	(4.5)	(.7)	(1.5)	(3.0)	(1.3)	4.3	16.2	(4.7)
Realized Gains	**64.9**	47.9	19.3	13.9	29.7	33.6	29.5	53.0	26.3	15.1
Total	**$ 747.3**	$ 650.9	$ 679.7	$ 560.7	$ 506.6	$ 428.6	$ 319.7	$ 469.4	$ 427.3	$ 343.3

(a) Retroactive adjustments have been made for all stock dividends and splits declared through December 31, 2005.
(b) Represents amounts for Old Republic's holding company parent, minor internal services subsidiaries, and a small life and health insurance operation.
(c) Before extraordinary items.

OLD REPUBLIC
International Corporation
307 N. Michigan Avenue • Chicago, Illinois 60601
Telephone No. 312-346-8100
Website: http:// www.oldrepublic.com